SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 27, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated July 27, 2017: Nokia Corporation Financial Report for Q2 and Half Year 2017

HALF YEAR FINANCIAL REPORT July 27, 2017

Nokia Corporation

Half Year Financial Report
July 27, 2017 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q2 and Half Year 2017

Strong results in Nokia Technologies and solid performance in Nokia’s Networks business

This is a summary of the Nokia Corporation financial report for Q2 and half year 2017 published today. The complete financial report for Q2 and half year 2017 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete reports with tables.

FINANCIAL HIGHLIGHTS

•                  Non-IFRS net sales in Q2 2017 of EUR 5.6bn (EUR 5.7bn in Q2 2016). Reported net sales in Q2 2017 of EUR 5.6bn (EUR 5.6bn in Q2 2016).

•                  Non-IFRS diluted EPS in Q2 2017 of EUR 0.08 (EUR 0.03 in Q2 2016). Reported diluted EPS in Q2 2017 of negative EUR 0.07 (negative EUR 0.12 in Q2 2016).

Nokia’s Networks business

•                  5% year-on-year net sales decrease in Q2 2017, primarily due to Ultra Broadband Networks. Within Ultra Broadband Networks, Mobile Networks declined in Q2 following a strong Q1, while Fixed Networks declined at a lower rate in Q2 compared to Q1. Within IP Networks and Applications, IP/Optical Networks declined at a lower rate in Q2 compared to Q1, and Applications & Analytics grew. Global Services net sales were approximately flat.

•                  Strong Q2 2017 gross margin of 39.1% and operating margin of 8.2%, with solid performance across Ultra Broadband Networks, Global Services and IP Networks and Applications.

Nokia Technologies

•                  90% year-on-year net sales increase in Q2 2017, primarily due to a new license agreement in Q2 2017 and a license agreement that was expanded in Q3 2016. Approximately 40% of the EUR 175 million year-on-year increase was non-recurring in nature and related to catch-up net sales for Q1 2017.

•                  158% year-on-year operating profit increase in Q2 2017, primarily related to higher net sales, partially offset by increased licensing-related litigation costs and the ramp-up of our digital health business unit.

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Second quarter and January-June 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q2’17	Q2’16	YoY change		Q1’17	QoQ change		Q1- Q2’17	Q1- Q2’16	YoY change
Net sales — constant currency (non-IFRS)			(2)%			7%				(4)%
Net sales (non-IFRS)	5 629	5 670	(1)%		5 388	4%		11 017	11 285	(2)%
Nokia’s Networks business	4 971	5 222	(5)%		4 902	1%		9 873	10 415	(5)%
Ultra Broadband Networks	2 165	2 356	(8)%		2 236	(3)%		4 401	4 653	(5)%
Global Services	1 448	1 444	0%		1 361	6%		2 809	2 888	(3)%
IP Networks and Applications	1 358	1 421	(4)%		1 304	4%		2 663	2 874	(7)%
Nokia Technologies	369	194	90%		247	49%		616	391	58%
Group Common and Other	307	270	14%		254	21%		562	506	11%
Gross profit (non-IFRS)	2 350	2 205	7%		2 196	7%		4 546	4 433	3%
Gross margin % (non-IFRS)	41.7%	38.9%	280	bps	40.8%	90	bps	41.3%	39.3%	200	bps
Operating profit (non-IFRS)	574	332	73%		341	68%		915	677	35%
Nokia’s Networks business	406	313	30%		324	25%		730	650	12%
Ultra Broadband Networks	191	184	4%		245	(22)%		437	311	41%
Global Services	123	34	262%		55	124%		179	137	31%
IP Networks and Applications	91	95	(4)%		23	296%		114	202	(44)%
Nokia Technologies	230	89	158%		116	98%		346	195	77%
Group Common and Other	(62)	(70)			(99)			(161)	(169)
Operating margin % (non-IFRS)	10.2%	5.9%	430	bps	6.3%	390	bps	8.3%	6.0%	230	bps
Financial income and expenses (non-IFRS)	(63)	(29)	117%		(81)	(22)%		(144)	(96)	50%
Taxes (non-IFRS)	(74)	(135)	(45)%		(48)	54%		(122)	(275)	(56)%
Profit (non-IFRS)	441	171	158%		203	117%		644	310	108%
Profit attributable to the equity holders of the parent (non-IFRS)	449	194	131%		196	129%		646	346	87%
Non-controlling interests (non-IFRS)	(9)	(24)	(63)%		6			(2)	(37)	(95)%
EPS, EUR diluted (non-IFRS)	0.08	0.03	167%		0.03	167%		0.11	0.06	83%

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Second quarter and January-June 2017 reported results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q2’17	Q2’16	YoY change		Q1’17	QoQ change		Q1- Q2’17	Q1- Q2’16	YoY change
Net Sales - constant currency			0%			7%				(2)%
Net sales	5 619	5 576	1%		5 378	4%		10 996	11 088	(1)%
Nokia’s Networks business	4 971	5 222	(5)%		4 902	1%		9 873	10 415	(5)%
Ultra Broadband Networks	2 165	2 356	(8)%		2 236	(3)%		4 401	4 653	(5)%
Global Services	1 448	1 444	0%		1 361	6%		2 809	2 888	(3)%
IP Networks and Applications	1 358	1 421	(4)%		1 304	4%		2 663	2 874	(7)%
Nokia Technologies	369	194	90%		247	49%		616	391	58%
Group Common and Other	307	270	14%		254	21%		562	506	11%
Non-IFRS exclusions	(11)	(93)	(88)%		(11)	0%		(21)	(197)	(89)%
Gross profit	2 236	2 031	10%		2 125	5%		4 361	3 608	21%
Gross margin %	39.8%	36.4%	340	bps	39.5%	30	bps	39.7%	32.5%	720	bps
Operating (loss)/profit	(45)	(760)	(94)%		(127)	(65)%		(173)	(1 472)	(88)%
Nokia’s Networks business	406	313	30%		324	25%		730	650	12%
Ultra Broadband Networks	191	184	4%		245	(22)%		437	311	41%
Global Services	123	34	262%		55	124%		179	137	31%
IP Networks and Applications	91	95	(4)%		23	296%		114	202	(44)%
Nokia Technologies	230	89	158%		116	98%		346	195	77%
Group Common and Other	(62)	(70)			(99)			(161)	(169)
Non-IFRS exclusions	(620)	(1 092)	(43)%		(468)	32%		(1 088)	(2 149)	(49)%
Operating margin %	(0.8)%	(13.6)%	1 280	bps	(2.4)%	160	bps	(1.6)%	(13.3)%	1 170	bps
Financial income and expenses	(218)	(32)	581%		(146)	49%		(364)	(135)	170%
Taxes (2)	(172)	65			(154)	12%		(325)	166
(Loss)/Profit (2)	(433)	(726)	(40)%		(435)	0%		(868)	(1 437)	(40)%
(Loss)/Profit attributable to the equity holders of the parent (2)	(423)	(667)	(37)%		(473)	(11)%		(896)	(1 291)	(31)%
Non-controlling interests (2)	(9)	(58)	(84)%		37	(124)%		28	(147)
EPS, EUR diluted (2)	(0.07)	(0.12)	(42)%		(0.08)	(13)%		(0.16)	(0.23)	(30)%
Net cash and other liquid assets	3 964	7 077	(44)%		4 409	(10)%		3 964	7 077	(44)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange

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rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the Financial statement information section in this report.

(2) Reported Q1-Q2’16 result is not comparable to the previously published Reported Q1-Q2’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit.

Changes in reporting structure, effective from April 1, 2017

On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia’s ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia’s Networks business. These organizational changes included the separation of Nokia’s former Mobile Networks business group into two distinct organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services.

As a result of these changes, Nokia has changed its financial reporting structure for its Networks business. As of the second quarter 2017, Nokia’s Networks business is comprised of three reportable segments and five business groups.

1)             Ultra Broadband Networks, comprised of the Mobile Networks and Fixed Networks business groups.

•                  The Mobile Networks business group is comprised of the products and solutions that resided within the previous Mobile Networks business group. As a result of the organization change, services no longer reside under Mobile Networks. The Mobile Networks business group provides radio networks, converged core networks and advanced mobile networks solutions (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

•                  The Fixed Networks business group provides broadband access, digital home, access management solutions and Fixed Networks services (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

2)             Global Services, comprised of the Global Services business group.

•                  The Global Services business group is comprised of the services that resided within the previous Mobile Networks business group, including company-wide managed services. Global Services does not include the services of Fixed Networks, IP/Optical Networks and Applications & Analytics, which continue to reside within the respective business groups. The Global Services business group provides network planning and optimization, network implementation, system integration, company-wide managed services and care (see note

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3, “Segment information”, in the Financial statement information sections in this report for additional details).

3)             IP Networks and Applications, comprised of the IP/Optical Networks and Applications & Analytics business groups.

•                  The IP/Optical Networks business group provides IP routing, optics and IP/Optical Networks services (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

•                  The Applications & Analytics business group provides intelligent software and services that help service providers build strong digital businesses including business support systems, operational support systems, service delivery platforms, network management, emerging businesses, as well as the software and services offerings from the Comptel acquisition (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the Financial statement information section in this report.

CEO STATEMENT

I am proud of the entire Nokia team for delivering strong profitability in the second quarter and group-level net sales that were close to flat year-on-year. Underpinning this result was the excellent

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performance of Nokia Technologies, as well as robust gross margins and continued topline improvement in Networks. With the good work in the quarter, I remain confident that we will deliver on our full-year guidance of an operating margin of 8-10% in our Networks business.

Additionally, we made further progress in executing on the four pillars of our strategy in the second quarter. In terms of the first pillar, leading in high-performance, end-to-end networks with communication service providers, we saw year-on-year growth in orders in the first half of the year; continued to win the majority of deals we pursued; and landed more large contracts in the first half than we did during the same time period in 2016. Cross-selling also continues to generate new opportunities for us, with several important wins in the quarter, such as our contract to build three Dense Wavelength Division Multiplexing networks for M1 in Singapore.

For the second pillar, expanding sales to new vertical markets, our work is gaining further traction in terms of orders, customers and technology. We saw double-digit growth in orders in most of the verticals we are targeting, and added new customers at a significantly faster rate than one year ago. And, we launched new IP routing products that will put us in a strong competitive position with both our traditional customer base and our new target markets when the products are available at scale next year. The early response from customers to these new products has been excellent, with companies like BT Group and Xiaomi already expressing their intent to purchase.

We are starting to see the results of the extensive work we have done in the third pillar of our strategy, building a strong, stand-alone software business at scale. Q2 sales in our Applications & Analytics business group were up comfortably year-on-year and order momentum was strong.

In the fourth pillar of our strategy, creating new business and licensing opportunities in the consumer ecosystem, the licensing and business partnership agreement that we reached with Apple in the quarter was a clear highlight. You could see the benefit of that agreement in Nokia Technologies’ results, and we look forward to continuing to expand our overall business with Apple in the coming months. We also closed a licensing deal with Xiaomi, a milestone win with a Chinese smartphone vendor, setting the stage for us to engage further with other vendors in the country.

Finally, we expect our primary addressable market with communication service providers to be slightly more challenging in 2017 than earlier forecast. We now expect a decline in the market in the range of 3-5%, versus our earlier view of a low-single digit decline. In addition, we continue to expect our Networks sales to perform in line with the market.

Despite these headwinds, I believe Nokia’s disciplined operating model puts us in a strong position to succeed in conditions of all kinds and continue to deliver solid shareholder value. In addition, we are seeing catalysts in the United States, China and Japan that point to an acceleration of 5G and the commencement of meaningful roll-outs in 2019.

In summary, a good second quarter, some challenges ahead this year, but also reasons to be optimistic about Nokia’s ability to deliver.

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Rajeev Suri
President and CEO

NOKIA IN Q2 2017 — NON-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 1% year-on-year and increased 4% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 2% year-on-year and increased 7% sequentially.

Year-on-year changes

EUR million, non-IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(251)	(5)%	(21)	32	12	71	93	220	bps
Nokia Technologies	175	90%	165	(3)	(11)	(10)	141	1 640	bps
Group Common and Other	37	14%	2	4	10	(7)	8	570	bps
Eliminations	(2)		0	0	0	0	0
Nokia	(41)	(1)%	145	33	10	55	242	430	bps

On a year-on-year basis, Nokia’s non-IFRS gross profit, non-IFRS other income and expense and non-IFRS operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

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Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	69	1%	10	28	15	30	82	160	bps
Nokia Technologies	122	49%	118	1	8	(12)	114	1 530	bps
Group Common and Other	53	21%	27	10	3	(3)	37	1 880	bps
Eliminations	(3)		0	0	0	0	0
Nokia	241	4%	154	39	26	15	233	390	bps

Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	242	(34)	61	270	(15)	255

Nokia’s regional profit mix in the second quarter 2017 resulted in an unusually low non-IFRS tax rate of 14%. The net negative fluctuation in financial income and expenses was primarily related to foreign exchange fluctuations and lower interest income.

Sequential changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	233	18	(26)	238	15	253

On a sequential basis, Nokia’s regional profit mix remained similar to the first quarter 2017 and resulted in an unusually low non-IFRS tax rate of 14%. The net positive fluctuation in financial income and expenses was primarily related to gains from venture fund distributions.

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NOKIA IN Q2 2017 — REPORTED

FINANCIAL DISCUSSION

Net sales

Nokia net sales increased 1% year-on-year and 4% sequentially. On a constant currency basis, Nokia net sales would have been approximately flat year-on-year and would have increased 7% sequentially.

Year-on-year discussion

The year-on-year increase in net sales in the second quarter 2017 was primarily due to Nokia Technologies, lower non-IFRS exclusions related to deferred revenue and higher net sales in Group Common and Other, partially offset by Nokia’s Networks business.

Sequential discussion

The sequential increase in Nokia net sales in the second quarter 2017 was primarily due to Nokia Technologies, Nokia’s Networks business and Group Common and Other.

Operating profit

Year-on-year discussion

In the second quarter 2017, the decrease in operating loss was primarily due to a net positive fluctuation in other income and expenses, higher gross profit and, to a lesser extent, lower research and development (“R&D”) and selling, general and administrative (“SG&A”) expenses. On a year-on-year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The increase in gross profit was primarily due to Nokia Technologies and lower non-IFRS exclusions related to deferred revenue. This was partially offset by lower gross profit in Nokia’s Networks business.

The decrease in R&D expenses was primarily due to Nokia’s Networks business, partially offset by higher non-IFRS exclusions related to intangible asset amortization and purchase price related items and product portfolio strategy costs.

The decrease in SG&A expenses was primarily due to Group Common and Other and Nokia’s Networks business, partially offset by higher SG&A expenses in Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 162 million in the second quarter 2017, compared to an expense of EUR 636 million in the year-ago period. The net positive fluctuation was

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primarily related to lower non-IFRS exclusions attributable to lower restructuring and associated charges and, to a lesser extent, Nokia’s Networks business. On a year-on-year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

Sequential discussion

In the second quarter 2017, the decrease in operating loss was primarily due to higher gross profit and lower R&D and SG&A expenses, partially offset by a net negative fluctuation in other income and expenses.

The increase in gross profit was primarily due to Nokia Technologies and, to a lesser extent, Group Common and Other and Nokia’s Networks business. This was partially offset by higher non-IFRS exclusions related to product portfolio strategy costs.

The decrease in R&D expenses was primarily due to Nokia’s Networks business and, to a lesser extent, lower non-IFRS exclusions related to lower product portfolio strategy costs and lower R&D expenses in Group Common and Other.

The decrease in SG&A expenses was primarily due to Nokia’s Networks business and Nokia Technologies, partially offset by higher non-IFRS exclusions related to transaction and integration costs.

Nokia’s other income and expenses was an expense of EUR 162 million in the second quarter 2017, compared to an expense of EUR 69 million in the first quarter 2017. The net negative fluctuation was primarily due to higher restructuring and associated charges, higher product portfolio strategy costs and Nokia Technologies. This was partially offset by Nokia’s Networks business.

Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the second quarter 2017, the decrease in loss attributable to the equity holders of the parent was primarily due to lower operating loss, partially offset by higher taxes and a net negative fluctuation in financial income and expenses.

The net negative fluctuation in financial income and expenses was primarily due to non-IFRS exclusions related to Nokia’s tender offer to purchase 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. In addition, the second quarter 2017 was negatively affected by foreign exchange fluctuations and lower interest income.

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The change in taxes from a benefit in the second quarter 2016 to an expense in the second quarter 2017 was primarily due to a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance. In the second quarter 2017, Nokia recorded a EUR 206 million tax expense related to an uncertain tax position in Germany. The matter relates to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales (see note 12, “Income Taxes” of our Annual Report for 2016). Based on new facts and circumstances, management has reassessed the probability of having to pay the taxes and concluded that recognition of an uncertain tax position was warranted at the end of the second quarter 2017.

Sequential discussion

In the second quarter 2017, the decrease in loss attributable to the equity holders of the parent was primarily due to lower operating loss and a net positive fluctuation in non-controlling interests, partially offset by a net negative fluctuation in financial income and expenses and higher taxes.

The net negative fluctuation in financial income and expenses was primarily due to higher non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. This was partially offset by gains related to venture fund investments.

The higher taxes were primarily due to a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance, partially offset by the absence of a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models. In the second quarter 2017, Nokia recorded a EUR 206 million tax expense related to an uncertain tax position in Germany. The matter relates to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales (see note 12, “Income Taxes” of our Annual Report for 2016). Based on new facts and circumstances, management has reassessed the probability of having to pay the taxes and concluded that recognition of an uncertain tax position was warranted at the end of the second quarter 2017.

The net positive fluctuation in non-controlling interests was primarily related to the absence of a non-recurring income in a partly-owned subsidiary in the first quarter 2017.

Description of non-IFRS exclusions in Q2 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the Financial statement information section in this report.

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EUR million	Q2’17	Q2’16	YoY change	Q1’17	QoQ change
Net sales	(11)	(93)	(88)%	(11)	0%
Gross profit	(114)	(174)	(34)%	(71)	61%
R&D	(173)	(162)	7%	(184)	(6)%
SG&A	(151)	(154)	(2)%	(138)	9%
Other income and expenses	(182)	(602)	(70)%	(74)	146%
Operating (loss)/profit	(620)	(1 092)	(43)%	(468)	32%
Financial income and expenses	(156)	(3)	5 100%	(64)	144%
Taxes	(98)	200		(106)	(8)%
(Loss)/Profit	(873)	(896)	(3)%	(638)	37%
(Loss)/Profit attributable to the shareholders of the parent	(873)	(862)	1%	(669)	30%
Non-controlling interests	(1)	(34)	(97)%	31

Non-IFRS exclusions in net sales

In the second quarter 2017, non-IFRS exclusions in net sales amounted to EUR 11 million, and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the second quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 620 million, and were primarily due to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the second quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 114 million, and were primarily due to product portfolio strategy costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

In the second quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 173 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio strategy costs related to the acquisition of Alcatel-Lucent.

In the second quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 151 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and integration and transaction related costs.

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In the second quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 182 million, and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives and, to a lesser extent, product portfolio strategy costs.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the second quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 873 million, and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that negatively affected financial income and expenses and taxes as follows:

In the second quarter 2017, non-IFRS exclusions in financial income and expenses amounted to EUR 156 million, and related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019.

In the second quarter 2017, non-IFRS exclusions in taxes amounted to EUR 98 million, and were primarily due to a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance. This was partially offset by a tax benefit of EUR 184 million related to non-IFRS exclusions in operating profit and financial income and expenses.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the second quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q2’17
Opening balance of restructuring and associated liabilities	720
+ Charges in the quarter	170
- Cash outflows in the quarter	140
= Ending balance of restructuring and associated liabilities	750
of which restructuring provisions	670
of which other associated liabilities	80

Total expected restructuring and associated charges	1 700
- Cumulative recorded	1 000
= Charges remaining to be recorded	700

Total expected restructuring and associated cash outflows	2 150
- Cumulative recorded	700
= Cash outflows remaining to be recorded	1 450

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The following table summarizes our full year 2016 results and future expectations related to our cost savings program and network equipment swaps.

In EUR million, approximately rounded to the nearest EUR 50 million		Expected amounts for
	Actual	FY 2017 as of the end of		FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
	2016	Q1’17	Q2’17	Q1’17	Q2’17	Q1’17	Q2’17	Q1’17	Q2’17
Total cost savings	550	250	250	400	400	0	0	1 200	1 200
- operating expenses	350	100	100	350	350	0	0	800	800
- cost of sales	200	150	150	50	50	0	0	400	400
Restructuring and associated charges	750	750	750	200	200	0	0	1 700	1 700
Restructuring and associated cash outflows	400	750	750	550	550	450	450	2 150	2 150
Charges and cash outflows related to network equipment swaps	150	450	450	300	300	0	0	900	900

In full year 2016, the actual total cost savings benefitted from lower incentive accruals, related to the financial performance in full year 2016. Lower incentive accruals drove more than half of the higher than previously expected decrease in total costs in 2016, and this is expected to reverse in 2017, assuming full year 2017 financial performance in-line with our expectations. On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of total cost savings in full year 2018.

OUTLOOK

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia	Approximately EUR 1.2 billion of total annual cost savings to be

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Nokia expects approximately EUR 800 million of the cost savings to come from operating expenses and approximately EUR 400 million from cost of sales.

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	Technologies	achieved in full year 2018(1)	Restructuring and associated charges are expected to total approximately EUR 1.7 billion. Restructuring and associated cash outflows are expected to total approximately EUR 2.15 billion.

	Network equipment swaps	Approximately EUR 900 million in total(1)	The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.

	Non-IFRS financial income and expenses	Expense of approximately EUR 250 million in full year 2017

Primarily includes net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans, as well as the impact of foreign exchange rate fluctuations on certain balance sheet items.

Nokia expects cash outflows related to non-IFRS financial income and expenses to be approximately EUR 200 million in full year 2017.

	Non-IFRS tax rate	Between 25% and 30% for full year 2017 (update)

Nokia’s non-IFRS tax rate in full year 2017 is expected to be influenced by factors including regional profit mix (new commentary). (This is an update to earlier guidance and commentary for non-IFRS tax rate for full year 2017 to be around the midpoint of a 30% to 35% range.)

Nokia expects cash outflows related to taxes to be approximately EUR 800 million for full year 2017.

(This is an update to the earlier commentary for cash outflows related to taxes to be approximately EUR 600 million for full year 2017. The update is due to a non-recurring tax item.(2))

	Capital expenditures	Approximately EUR 500 million in full year 2017	Primarily attributable to Nokia’s Networks business.
Nokia’s Networks business	Net sales	Decline in line with the primary addressable market in full year 2017

We currently expect market conditions for 2017 to be slightly more challenging than earlier anticipated (new commentary).
Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in full year 2017 are expected to be influenced by factors including:

	Operating margin	8-10% in full year 2017

•             A 3 to 5 percent decline in the primary addressable market for Nokia’s Networks business (This is an update to earlier commentary for a low single digit percentage decline.);

•             Uncertainty related to the timing of completions and acceptances of certain projects, particularly in the second half of 2017 (new commentary);

•             Competitive industry dynamics;

•             Product and regional mix;

•             The timing of major network deployments;

•             Execution of cost savings and reinvestment plans, with operating expenses down on a year-on-year basis; and

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•             The level of R&D investment needed to maintain product competitiveness and accelerate 5G (new commentary);

The outlook for Nokia’s Networks business is provided assuming constant foreign exchange rates.

Nokia Technologies	Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for full year 2017.

For patent and brand licensing, Nokia is now disclosing net sales on a quarterly basis, rather than providing an annualized net sales run rate.

Nokia expects total net sales from digital health and digital media to grow year-on-year in full year 2017, primarily influenced by increased consumer adoption of our digital health and digital media products.

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” section above.

(2)For further details related to the non-recurring tax item, please refer to the “Nokia in Q2 2017 — Reported” section above.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel-Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and

16

our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel-Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally or after the acquisition of Alcatel-Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through

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licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial report was authorized for issue by management on July 26, 2017.

MEDIA AND INVESTOR CONTACTS:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its third quarter 2017 results on October 26, 2017.

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Financial Report for Q2 and Half Year 2017

Strong results in Nokia Technologies and solid performance in Nokia’s Networks business

Financial highlights

•             Non-IFRS net sales in Q2 2017 of EUR 5.6bn (EUR 5.7bn in Q2 2016). Reported net sales in Q2 2017 of EUR 5.6bn (EUR 5.6bn in Q2 2016).

•             Non-IFRS diluted EPS in Q2 2017 of EUR 0.08 (EUR 0.03 in Q2 2016). Reported diluted EPS in Q2 2017 of negative EUR 0.07 (negative EUR 0.12 in Q2 2016).

Nokia’s Networks business

•             5% year-on-year net sales decrease in Q2 2017, primarily due to Ultra Broadband Networks. Within Ultra Broadband Networks, Mobile Networks declined in Q2 following a strong Q1, while Fixed Networks declined at a lower rate in Q2 compared to Q1. Within IP Networks and Applications, IP/Optical Networks declined at a lower rate in Q2 compared to Q1, and Applications & Analytics grew. Global Services net sales were approximately flat.

•             Strong Q2 2017 gross margin of 39.1% and operating margin of 8.2%, with solid performance across Ultra Broadband Networks, Global Services and IP Networks and Applications.

Nokia Technologies

•             90% year-on-year net sales increase in Q2 2017, primarily due to a new license agreement in Q2 2017 and a license agreement that was expanded in Q3 2016. Approximately 40% of the EUR 175 million year-on-year increase was non-recurring in nature and related to catch-up net sales for Q1 2017.

•             158% year-on-year operating profit increase in Q2 2017, primarily related to higher net sales, partially offset by increased licensing-related litigation costs and the ramp-up of our digital health business unit.

Second quarter and January-June 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q2’17	Q2’16	YoY change		Q1’17	QoQ change		Q1- Q2’17	Q1- Q2’16	YoY change
Net sales — constant currency (non-IFRS)			(2)%			7%				(4)%
Net sales (non-IFRS)	5 629	5 670	(1)%		5 388	4%		11 017	11 285	(2)%
Nokia’s Networks business	4 971	5 222	(5)%		4 902	1%		9 873	10 415	(5)%
Ultra Broadband Networks	2 165	2 356	(8)%		2 236	(3)%		4 401	4 653	(5)%
Global Services	1 448	1 444	0%		1 361	6%		2 809	2 888	(3)%
IP Networks and Applications	1 358	1 421	(4)%		1 304	4%		2 663	2 874	(7)%
Nokia Technologies	369	194	90%		247	49%		616	391	58%
Group Common and Other	307	270	14%		254	21%		562	506	11%
Gross profit (non-IFRS)	2 350	2 205	7%		2 196	7%		4 546	4 433	3%
Gross margin % (non-IFRS)	41.7%	38.9%	280	bps	40.8%	90	bps	41.3%	39.3%	200	bps
Operating profit (non-IFRS)	574	332	73%		341	68%		915	677	35%
Nokia’s Networks business	406	313	30%		324	25%		730	650	12%
Ultra Broadband Networks	191	184	4%		245	(22)%		437	311	41%
Global Services	123	34	262%		55	124%		179	137	31%
IP Networks and Applications	91	95	(4)%		23	296%		114	202	(44)%
Nokia Technologies	230	89	158%		116	98%		346	195	77%
Group Common and Other	(62)	(70)			(99)			(161)	(169)
Operating margin % (non-IFRS)	10.2%	5.9%	430	bps	6.3%	390	bps	8.3%	6.0%	230	bps
Financial income and expenses (non-IFRS)	(63)	(29)	117%		(81)	(22)%		(144)	(96)	50%
Taxes (non-IFRS)	(74)	(135)	(45)%		(48)	54%		(122)	(275)	(56)%
Profit (non-IFRS)	441	171	158%		203	117%		644	310	108%
Profit attributable to the equity holders of the parent (non-IFRS)	449	194	131%		196	129%		646	346	87%
Non-controlling interests (non-IFRS)	(9)	(24)	(63)%		6			(2)	(37)	(95)%
EPS, EUR diluted (non-IFRS)	0.08	0.03	167%		0.03	167%		0.11	0.06	83%

Second quarter and January-June 2017 reported results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q2’17	Q2’16	YoY change		Q1’17	QoQ change		Q1- Q2’17	Q1- Q2’16	YoY change
Net Sales - constant currency			0%			7%				(2)%
Net sales	5 619	5 576	1%		5 378	4%		10 996	11 088	(1)%
Nokia’s Networks business	4 971	5 222	(5)%		4 902	1%		9 873	10 415	(5)%
Ultra Broadband Networks	2 165	2 356	(8)%		2 236	(3)%		4 401	4 653	(5)%
Global Services	1 448	1 444	0%		1 361	6%		2 809	2 888	(3)%
IP Networks and Applications	1 358	1 421	(4)%		1 304	4%		2 663	2 874	(7)%
Nokia Technologies	369	194	90%		247	49%		616	391	58%
Group Common and Other	307	270	14%		254	21%		562	506	11%
Non-IFRS exclusions	(11)	(93)	(88)%		(11)	0%		(21)	(197)	(89)%
Gross profit	2 236	2 031	10%		2 125	5%		4 361	3 608	21%
Gross margin %	39.8%	36.4%	340	bps	39.5%	30	bps	39.7%	32.5%	720	bps
Operating (loss)/profit	(45)	(760)	(94)%		(127)	(65)%		(173)	(1 472)	(88)%
Nokia’s Networks business	406	313	30%		324	25%		730	650	12%
Ultra Broadband Networks	191	184	4%		245	(22)%		437	311	41%
Global Services	123	34	262%		55	124%		179	137	31%
IP Networks and Applications	91	95	(4)%		23	296%		114	202	(44)%
Nokia Technologies	230	89	158%		116	98%		346	195	77%
Group Common and Other	(62)	(70)			(99)			(161)	(169)
Non-IFRS exclusions	(620)	(1 092)	(43)%		(468)	32%		(1 088)	(2 149)	(49)%
Operating margin %	(0.8)%	(13.6)%	1 280	bps	(2.4)%	160	bps	(1.6)%	(13.3)%	1 170	bps
Financial income and expenses	(218)	(32)	581%		(146)	49%		(364)	(135)	170%
Taxes (2)	(172)	65			(154)	12%		(325)	166
(Loss)/Profit (2)	(433)	(726)	(40)%		(435)	0%		(868)	(1 437)	(40)%
(Loss)/Profit attributable to the equity holders of the parent (2)	(423)	(667)	(37)%		(473)	(11)%		(896)	(1 291)	(31)%
Non-controlling interests (2)	(9)	(58)	(84)%		37	(124)%		28	(147)
EPS, EUR diluted (2)	(0.07)	(0.12)	(42)%		(0.08)	(13)%		(0.16)	(0.23)	(30)%
Net cash and other liquid assets	3 964	7 077	(44)%		4 409	(10)%		3 964	7 077	(44)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the Financial statement information section in this report.

(2) Reported Q1-Q2’16 result is not comparable to the previously published Reported Q1-Q2’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit.

Changes in reporting structure, effective from April 1, 2017

On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia’s ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia’s Networks business. These organizational changes included the separation of Nokia’s former Mobile Networks business group into two distinct organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services.

As a result of these changes, Nokia has changed its financial reporting structure for its Networks business. As of the second quarter 2017, Nokia’s Networks business is comprised of three reportable segments and five business groups.

1)             Ultra Broadband Networks, comprised of the Mobile Networks and Fixed Networks business groups.

•                  The Mobile Networks business group is comprised of the products and solutions that resided within the previous Mobile Networks business group. As a result of the organization change, services no longer reside under Mobile Networks. The Mobile Networks business group provides radio networks, converged core networks and advanced mobile networks solutions (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

•                  The Fixed Networks business group provides broadband access, digital home, access management solutions and Fixed Networks services (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

2)             Global Services, comprised of the Global Services business group.

•                  The Global Services business group is comprised of the services that resided within the previous Mobile Networks business group, including company-wide managed services. Global Services does not include the services of Fixed Networks, IP/Optical Networks and Applications & Analytics, which continue to reside within the respective business groups. The Global Services business group provides network planning and optimization, network implementation, system integration, company-wide managed services and care (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

3)             IP Networks and Applications, comprised of the IP/Optical Networks and Applications & Analytics business groups.

•                  The IP/Optical Networks business group provides IP routing, optics and IP/Optical Networks services (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

•                  The Applications & Analytics business group provides intelligent software and services that help service providers build strong digital businesses including business support systems, operational support systems, service delivery platforms, network management, emerging businesses, as well as the software and services offerings from the Comptel acquisition (see note 3, “Segment information”, in the Financial statement information sections in this report for additional details).

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the Financial statement information section in this report.

CEO statement

I am proud of the entire Nokia team for delivering strong profitability in the second quarter and group-level net sales that were close to flat year-on-year. Underpinning this result was the excellent performance of Nokia Technologies, as well as robust gross margins and continued topline improvement in Networks. With the good work in the quarter, I remain confident that we will deliver on our full-year guidance of an operating margin of 8-10% in our Networks business.

Additionally, we made further progress in executing on the four pillars of our strategy in the second quarter. In terms of the first pillar, leading in high-performance, end-to-end networks with communication service providers, we saw year-on-year growth in orders in the first half of the year; continued to win the majority of deals we pursued; and landed more large contracts in the first half than we did during the same time period in 2016. Cross-selling also continues to generate new opportunities for us, with several important wins in the quarter, such as our contract to build three Dense Wavelength Division Multiplexing networks for M1 in Singapore.

For the second pillar, expanding sales to new vertical markets, our work is gaining further traction in terms of orders, customers and technology. We saw double-digit growth in orders in most of the verticals we are targeting, and added new customers at a significantly faster rate than one year ago. And, we launched new IP routing products that will put us in a strong competitive position with both our traditional customer base and our new target markets when the products are available at scale next year. The early response from customers to these new products has been excellent, with companies like BT Group and Xiaomi already expressing their intent to purchase.

We are starting to see the results of the extensive work we have done in the third pillar of our strategy, building a strong, stand-alone software business at scale. Q2 sales in our Applications & Analytics business group were up comfortably year-on-year and order momentum was strong.

In the fourth pillar of our strategy, creating new business and licensing opportunities in the consumer ecosystem, the licensing and business partnership agreement that we reached with Apple in the quarter was a clear highlight. You could see the benefit of that agreement in Nokia Technologies’ results, and we look forward to continuing to expand our overall business with Apple in the coming months. We also closed a licensing deal with Xiaomi, a milestone win with a Chinese smartphone vendor, setting the stage for us to engage further with other vendors in the country.

Finally, we expect our primary addressable market with communication service providers to be slightly more challenging in 2017 than earlier forecast. We now expect a decline in the market in the range of 3-5%, versus our earlier view of a low-single digit decline. In addition, we continue to expect our Networks sales to perform in line with the market.

Despite these headwinds, I believe Nokia’s disciplined operating model puts us in a strong position to succeed in conditions of all kinds and continue to deliver solid shareholder value. In addition, we are seeing catalysts in the United States, China and Japan that point to an acceleration of 5G and the commencement of meaningful roll-outs in 2019.

In summary, a good second quarter, some challenges ahead this year, but also reasons to be optimistic about Nokia’s ability to deliver.

Rajeev Suri
President and CEO

Nokia in Q2 2017 — Non-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 1% year-on-year and increased 4% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 2% year-on-year and increased 7% sequentially.

Year-on-year changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(251)	(5)%	(21)	32	12	71	93	220	bps
Nokia Technologies	175	90%	165	(3)	(11)	(10)	141	1 640	bps
Group Common and Other	37	14%	2	4	10	(7)	8	570	bps
Eliminations	(2)		0	0	0	0	0
Nokia	(41)	(1)%	145	33	10	55	242	430	bps

On a year-on-year basis, Nokia’s non-IFRS gross profit, non-IFRS other income and expense and non-IFRS operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	69	1%	10	28	15	30	82	160	bps
Nokia Technologies	122	49%	118	1	8	(12)	114	1 530	bps
Group Common and Other	53	21%	27	10	3	(3)	37	1 880	bps
Eliminations	(3)		0	0	0	0	0
Nokia	241	4%	154	39	26	15	233	390	bps

Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	242	(34)	61	270	(15)	255

Nokia’s regional profit mix in the second quarter 2017 resulted in an unusually low non-IFRS tax rate of 14%. The net negative fluctuation in financial income and expenses was primarily related to foreign exchange fluctuations and lower interest income.

Sequential changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	233	18	(26)	238	15	253

On a sequential basis, Nokia’s regional profit mix remained similar to the first quarter 2017 and resulted in an unusually low non-IFRS tax rate of 14%. The net positive fluctuation in financial income and expenses was primarily related to gains from venture fund distributions.

Nokia in Q2 2017 — Reported

Financial discussion

Net sales

Nokia net sales increased 1% year-on-year and 4% sequentially. On a constant currency basis, Nokia net sales would have been approximately flat year-on-year and would have increased 7% sequentially.

Year-on-year discussion

The year-on-year increase in net sales in the second quarter 2017 was primarily due to Nokia Technologies, lower non-IFRS exclusions related to deferred revenue and higher net sales in Group Common and Other, partially offset by Nokia’s Networks business.

Sequential discussion

The sequential increase in Nokia net sales in the second quarter 2017 was primarily due to Nokia Technologies, Nokia’s Networks business and Group Common and Other.

Operating profit

Year-on-year discussion

In the second quarter 2017, the decrease in operating loss was primarily due to a net positive fluctuation in other income and expenses, higher gross profit and, to a lesser extent, lower research and development (“R&D”) and selling, general and administrative (“SG&A”) expenses. On a year-on-year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The increase in gross profit was primarily due to Nokia Technologies and lower non-IFRS exclusions related to deferred revenue. This was partially offset by lower gross profit in Nokia’s Networks business.

The decrease in R&D expenses was primarily due to Nokia’s Networks business, partially offset by higher non-IFRS exclusions related to intangible asset amortization and purchase price related items and product portfolio strategy costs.

The decrease in SG&A expenses was primarily due to Group Common and Other and Nokia’s Networks business, partially offset by higher SG&A expenses in Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 162 million in the second quarter 2017, compared to an expense of EUR 636 million in the year-ago period. The net positive fluctuation was primarily related to lower non-IFRS exclusions attributable to lower restructuring and associated charges and, to a lesser extent, Nokia’s Networks business. On a year-on-

year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

Sequential discussion

In the second quarter 2017, the decrease in operating loss was primarily due to higher gross profit and lower R&D and SG&A expenses, partially offset by a net negative fluctuation in other income and expenses.

The increase in gross profit was primarily due to Nokia Technologies and, to a lesser extent, Group Common and Other and Nokia’s Networks business. This was partially offset by higher non-IFRS exclusions related to product portfolio strategy costs.

The decrease in R&D expenses was primarily due to Nokia’s Networks business and, to a lesser extent, lower non-IFRS exclusions related to lower product portfolio strategy costs and lower R&D expenses in Group Common and Other.

The decrease in SG&A expenses was primarily due to Nokia’s Networks business and Nokia Technologies, partially offset by higher non-IFRS exclusions related to transaction and integration costs.

Nokia’s other income and expenses was an expense of EUR 162 million in the second quarter 2017, compared to an expense of EUR 69 million in the first quarter 2017. The net negative fluctuation was primarily due to higher restructuring and associated charges, higher product portfolio strategy costs and Nokia Technologies. This was partially offset by Nokia’s Networks business.

Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the second quarter 2017, the decrease in loss attributable to the equity holders of the parent was primarily due to lower operating loss, partially offset by higher taxes and a net negative fluctuation in financial income and expenses.

The net negative fluctuation in financial income and expenses was primarily due to non-IFRS exclusions related to Nokia’s tender offer to purchase 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. In addition, the second quarter 2017 was negatively affected by foreign exchange fluctuations and lower interest income.

The change in taxes from a benefit in the second quarter 2016 to an expense in the second quarter 2017 was primarily due to a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance. In the second quarter 2017, Nokia recorded a EUR 206 million tax expense related to an uncertain tax position in Germany. The matter relates to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales (see note 12, “Income Taxes” of our Annual Report for 2016). Based on new facts and circumstances, management has reassessed the probability of having to pay the taxes and concluded that recognition of an uncertain tax position was warranted at the end of the second quarter 2017.

Sequential discussion

In the second quarter 2017, the decrease in loss attributable to the equity holders of the parent was primarily due to lower operating loss and a net positive fluctuation in non-controlling interests, partially offset by a net negative fluctuation in financial income and expenses and higher taxes.

The net negative fluctuation in financial income and expenses was primarily due to higher non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. This was partially offset by gains related to venture fund investments.

The higher taxes were primarily due to a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance, partially offset by the absence of a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models. In the second quarter 2017, Nokia recorded a EUR 206 million tax expense related to an uncertain tax position in Germany. The matter relates to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales (see note 12, “Income Taxes” of our Annual Report for 2016). Based on new facts and circumstances, management has reassessed the probability of having to pay the taxes and concluded that recognition of an uncertain tax position was warranted at the end of the second quarter 2017.

The net positive fluctuation in non-controlling interests was primarily related to the absence of a non-recurring income in a partly-owned subsidiary in the first quarter 2017.

Description of non-IFRS exclusions in Q2 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the Financial statement information section in this report.

EUR million	Q2’17	Q2’16	YoY change	Q1’17	QoQ change
Net sales	(11)	(93)	(88)%	(11)	0%
Gross profit	(114)	(174)	(34)%	(71)	61%
R&D	(173)	(162)	7%	(184)	(6)%
SG&A	(151)	(154)	(2)%	(138)	9%
Other income and expenses	(182)	(602)	(70)%	(74)	146%
Operating (loss)/profit	(620)	(1 092)	(43)%	(468)	32%
Financial income and expenses	(156)	(3)	5 100%	(64)	144%
Taxes	(98)	200		(106)	(8)%
(Loss)/Profit	(873)	(896)	(3)%	(638)	37%
(Loss)/Profit attributable to the shareholders of the parent	(873)	(862)	1%	(669)	30%
Non-controlling interests	(1)	(34)	(97)%	31

Non-IFRS exclusions in net sales

In the second quarter 2017, non-IFRS exclusions in net sales amounted to EUR 11 million, and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the second quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 620 million, and were primarily due to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the second quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 114 million, and were primarily due to product portfolio strategy costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

In the second quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 173 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio strategy costs related to the acquisition of Alcatel-Lucent.

In the second quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 151 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and integration and transaction related costs.

In the second quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 182 million, and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives and, to a lesser extent, product portfolio strategy costs.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the second quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 873 million, and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that negatively affected financial income and expenses and taxes as follows:

In the second quarter 2017, non-IFRS exclusions in financial income and expenses amounted to EUR 156 million, and related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019.

In the second quarter 2017, non-IFRS exclusions in taxes amounted to EUR 98 million, and were primarily due to a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance. This was partially offset by a tax benefit of EUR 184 million related to non-IFRS exclusions in operating profit and financial income and expenses.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the second quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q2’17
Opening balance of restructuring and associated liabilities	720
+ Charges in the quarter	170
- Cash outflows in the quarter	140
= Ending balance of restructuring and associated liabilities	750
of which restructuring provisions	670
of which other associated liabilities	80

Total expected restructuring and associated charges	1 700
- Cumulative recorded	1 000
= Charges remaining to be recorded	700

Total expected restructuring and associated cash outflows	2 150
- Cumulative recorded	700
= Cash outflows remaining to be recorded	1 450

The following table summarizes our full year 2016 results and future expectations related to our cost savings program and network equipment swaps.

		Expected amounts for
In EUR million, approximately		FY 2017		FY 2018		FY 2019 and beyond		Total
rounded to the nearest EUR 50	Actual	as of the end of		as of the end of		as of the end of		as of the end of
million	2016	Q1’17	Q2’17	Q1’17	Q2’17	Q1’17	Q2’17	Q1’17	Q2’17
Total cost savings	550	250	250	400	400	0	0	1 200	1 200
- operating expenses	350	100	100	350	350	0	0	800	800
- cost of sales	200	150	150	50	50	0	0	400	400
Restructuring and associated charges	750	750	750	200	200	0	0	1 700	1 700
Restructuring and associated cash outflows	400	750	750	550	550	450	450	2 150	2 150
Charges and cash outflows related to network equipment swaps	150	450	450	300	300	0	0	900	900

In full year 2016, the actual total cost savings benefitted from lower incentive accruals, related to the financial performance in full year 2016. Lower incentive accruals drove more than half of the higher than previously expected decrease in total costs in 2016, and this is expected to reverse in 2017, assuming full year 2017 financial performance in-line with our expectations. On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of total cost savings in full year 2018.

Outlook

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018(1)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Nokia expects approximately EUR 800 million of the cost savings to come from operating expenses and approximately EUR 400 million from cost of sales.

Restructuring and associated charges are expected to total approximately EUR 1.7 billion. Restructuring and associated cash outflows are expected to total approximately EUR 2.15 billion.

	Network equipment swaps	Approximately EUR 900 million in total(1)	The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.

	Non-IFRS financial income and expenses	Expense of approximately EUR 250 million in full year 2017

Primarily includes net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans, as well as the impact of foreign exchange rate fluctuations on certain balance sheet items.

Nokia expects cash outflows related to non-IFRS financial income and expenses to be approximately EUR 200 million in full year 2017.

	Non-IFRS tax rate	Between 25% and 30% for full year 2017 (update)

Nokia’s non-IFRS tax rate in full year 2017 is expected to be influenced by factors including regional profit mix (new commentary).

(This is an update to earlier guidance and commentary for non-IFRS tax rate for full year 2017 to be around the midpoint of a 30% to 35% range.)

Nokia expects cash outflows related to taxes to be approximately EUR 800 million for full year 2017.

(This is an update to the earlier commentary for cash outflows related to taxes to be approximately EUR 600 million for full year 2017. The update is due to a non-recurring tax item.(2))

	Capital expenditures	Approximately EUR 500 million in full year 2017	Primarily attributable to Nokia’s Networks business.

Nokia’s Networks business	Net sales	Decline in line with the primary addressable market in full year 2017

We currently expect market conditions for 2017 to be slightly more challenging than earlier anticipated (new commentary).

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in full year 2017 are expected to be influenced by factors including:

	Operating margin	8-10% in full year 2017

•                  A 3 to 5 percent decline in the primary addressable market for Nokia’s Networks business (This is an update to earlier commentary for a low single digit percentage decline.);

•                  Uncertainty related to the timing of completions and acceptances of certain projects, particularly in the second half of 2017 (new commentary);

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments;

•                  Execution of cost savings and reinvestment plans, with operating expenses down on a year-on-year basis; and

•                  The level of R&D investment needed to maintain product competitiveness and accelerate 5G (new commentary);

The outlook for Nokia’s Networks business is provided assuming constant foreign exchange rates.

Nokia Technologies	Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for full year 2017.

For patent and brand licensing, Nokia is now disclosing net sales on a quarterly basis, rather than providing an annualized net sales run rate.

Nokia expects total net sales from digital health and digital media to grow year-on-year in full year 2017, primarily influenced by increased consumer adoption of our digital health and digital media products.

(1) For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” section above.

(2) For further details related to the non-recurring tax item, please refer to the “Nokia in Q2 2017 — Reported” section above.

Nokia’s Networks business in Q2 2017

Operational highlights

Ultra Broadband Networks — Mobile Networks

Nokia announced that it is to play an integral role in T-Mobile’s plans to launch nationwide 5G coverage in the United States by 2020. Nokia’s strategy of using multi-radio platforms and advanced antenna technologies aligns strongly with T-Mobile’s announced plans to utilize all of its spectrum resources.

Nokia announced that it is to develop a 5G ecosystem with leading Japanese telecoms operator NTT DOCOMO to prepare for the upcoming introduction of the next generation wireless network. The collaboration is to commence with interoperability testing of multi-vendor technology using the 4.5GHz frequency band.

Nokia announced that it is to supply an LTE network to the Shanghai Oriental Pearl Group to transform Shanghai’s fast-growing former industrial district of Hongkou through a range of new smart city and public safety application services. Nokia Shanghai Bell, Nokia’s joint venture company in China, is to provide the deployment and services.

At 5G World in London, Nokia demonstrated the flexibility, upgradeability and scalability of its AirScale radio portfolio, a key component of its 5G FIRST solution, to adapt to the frequency bands that are to deliver the promise of 5G in initial applications of the technology. AirScale’s performance attributes ensure that operators’ exiting investment in radio technology are protected while preparing them for the path to 5G.

At Mobile World Congress Shanghai, Nokia and China Mobile Communications Corp demonstrated how 5G can support telehealth and potentially transform emergency hospital patient care. The demonstration showcased “slicing” techniques that allow operators to serve multiple end users with a variety of services that meet different demands for latency, speed and capacity over a common 5G network infrastructure.

Nokia introduced a new Ultra Compact Network (an LTE network that can be deployed where no other connectivity exists) with new application features, including push-to-video; and launched the Integrated Operations Center, which enables critical communications agencies to transform command center operations with services that aggregate data feeds from a multitude of sources and vendors’ systems in an emergency situation.

The National Association of State Procurement Officials (NASPO) ValuePoint in the United States chose Nokia as a supplier of packet microwave communications technology for state and local governments. The agreement is to incorporate the use of Nokia’s 9500 Microwave Packet Radio, which supports both traditional TDM services and Ethernet-based services.

Ultra Broadband Networks — Fixed Networks

Frontier Communications chose Nokia’s G.fast technology to deliver fiber-like speeds and avoid having to install new, in-building infrastructure. Nokia’s G.fast technology, which allows Frontier to use the last few hundred meters of existing copper, is to be rolled out across the U.S. state of Connecticut.

Nokia and China Mobile started extending ultra-broadband access and intelligent home services across China. The deployment is to cover 30 million users during 2017 and enable Internet of Things communications between devices and sensors.

Nokia and nbn Australia successfully tested Nokia’s universal NG-PON fiber solution, achieving aggregate broadband speeds of 102Gbps on a single fiber. The test also demonstrated the dynamic provisioning of bandwidth to support surging data demand from residential and business customers.

As the next step in our strategic and long-standing relationship, Nokia and nbn Australia signed an agreement to further advance nbn’s nationwide high-speed broadband access network deployment.  Nokia is to partner with nbn to supply hardware, software and services to roll out nbn’s world-leading fibre-to-the-curb (FTTC) network.

Nokia Bell Labs demonstrated that it is possible for operators to re-use existing fiber-to-the-home massive-scale deployments to satisfy the strict latency and capacity needs for mobile transport in 4G and future 5G networks.

Nokia, in conjunction with Infracapital, won a contract from the Polish government to design, build, and operate advanced fiber optics networks to deliver broadband services to residences and schools mostly in central and northern Poland. The networks, based on Gigabit Passive Optical Network (GPON) technology, will deliver speeds of 100 megabits per second to more than 400,000 homes and 2,500 schools.

Nokia and Elisa of Finland successfully trialed the first 10-gigabit network in the country using Nokia’s XGS-PON technology.

Estonian cable operator Starman officially launched Nokia’s next generation fiber-optic 10G network. Starman is the first cable operator in Europe to offer ultra-fast Internet based on 10G EPON technology.

Nokia and technology integrator FWD-IP along with their chosen distributor Temple have deployed Nokia’s first Passive Optical LAN solution in the UK at a major school campus in Cambridge. Based on optical fiber infrastructure and proven GPON technology, Passive Optical LAN provides a secure, flexible, scalable and future-proof network that allows the school to significantly improve the high-speed internet and educational services they provide students.

Global Services

Nokia expanded its end-to-end portfolio for critical communications with the launch of the Integrated Operations Center, a solution which enhances situational awareness and command center decision-making through a tailor-made approach to centralized situation management for Public Safety agencies.

Nokia won three industry awards for its professional services in the second quarter 2017: 1) a Global Telecoms Business (“GTB”) innovation award for voice experience optimization with Vodafone, Germany, 2) a GTB innovation award for the Gotthard tunnel project with Alp Transit, Switzerland, and 3) a “Leadership in IoT” award from TechXLR8 for the Nokia worldwide IoT network grid (WING).

Nokia published new studies outlining the benefits of Nokia’s 5G Acceleration Services which are designed to help operators and enterprises identify how the move to 5G will enable them to deliver new services that transform the customer experience and create new revenue streams.

Nokia attended Mobile World Congress in Shanghai and presented several demos successfully, including the new “Workforce of the future” demo, which showcases augmented virtual reality for learning, crowdsourcing, robotics and the digital assistant MIKA in action, all powered by Nokia AVA.

Nokia was ranked by GlobalData as a leader in Services vision and strategy as well as in the network planning and optimization category in June 2017, and as a leader in managed services product offering in April 2017.

IP Networks and Applications — IP/Optical Networks

Nokia announced the world’s most powerful internet routing platforms to make modern telecom networks faster, safer and more adaptable. The platforms are powered by Nokia’s new FP4 silicon, the world’s first multi-terabit chipset that is up to six times more powerful than network processors on the market today.

Nokia said it is to upgrade Spark New Zealand’s core infrastructure under a three-year agreement to prepare Spark for 5G, ultra-broadband and IoT.

Nokia’s cutting edge optical transport technology was chosen by Energia Communications of Japan to expand its 100 Gbps optical network on Japan’s main island, Honshu. The expansion is to include Nokia’s real-time optical fiber supervision, which can monitor and locate fiber breakage in the network and improve network efficiency and reliability.

Telefonica Group selected Nokia’s Nuage Networks for its software-defined networking solutions to deliver automated, cloud-based end-to-end services to several thousand global enterprise customers.

Nokia and Skyguide announced the first stage of modernizing Switzerland’s air traffic control system with the deployment of Nokia’s Internet Protocol/Multi-Protocol Label Switching (IP/MPLS) technology, which improves the performance and reliability of mission-critical networks.

Nokia and China Unicom announced they are conducting a live trial of Nokia’s Virtualized Service Router, with the aim of eventually simplifying and accelerating the delivery of residential broadband.

Nokia Bell Labs announced new innovations for the Velocix IP Video portfolio to help operators deliver a more responsive and immersive Internet TV experience at a fraction of the cost and resources. “Skim storage” and other innovations bring Internet TV closer to the traditional broadcast distribution experience.

IP Networks and Applications — Applications & Analytics

Nokia bolstered its software offerings with the introduction of new machine-learning capabilities and expertise to help service providers strengthen digital customer care and drive new revenue streams. The new offerings include Nokia Autonomous Customer Care, Nokia Cognitive Analytics for Crowd Insight and Nokia Analytics Office Services suite.

Nokia further enhanced its go-to-market capabilities and bolstered its software portfolio with the completion of the acquisition of Comptel Corporation, adding complementary technologies which help digital service providers bring new services to market faster, master service orchestration, capture data-in-motion and refine decision-making.

Communications service provider, Swisscom, selected Nokia’s Home Analytics software to improve its ability to identify and quickly resolve Wi-Fi and other consumer broadband network issues.

Financial highlights

EUR million	Q2’17	Q2’16	YoY change		Q1’17	QoQ change
Net sales - constant currency			(6)%			4%
Net sales	4 971	5 222	(5)%		4 902	1%
Gross profit	1 945	1 966	(1)%		1 935	1%
Gross margin %	39.1%	37.6%	150	bps	39.5%	(40	)bps
R&D	(916)	(948)	(3)%		(944)	(3)%
SG&A	(652)	(664)	(2)%		(667)	(2)%
Other income and expenses	30	(41)			0
Operating profit	406	313	30%		324	25%
Operating margin %	8.2%	6.0%	220	bps	6.6%	160	bps

Net sales by region

EUR million	Q2’17	Q2’16	YoY change	Q1’17	QoQ change
Asia-Pacific	1 026	974	5%	1 046	(2)%
Europe	1 091	1 206	(10)%	976	12%
Greater China	627	671	(7)%	556	13%
Latin America	298	353	(16)%	227	31%
Middle East & Africa	431	411	5%	403	7%
North America	1 498	1 606	(7)%	1 694	(12)%
Total	4 971	5 222	(5)%	4 902	1%

Financial discussion

Net sales and operating profit

Nokia’s Networks business net sales decreased 5% year-on-year and increased 1% sequentially. On a constant currency basis, Nokia’s Networks business net sales would have decreased 6% year-on-year and increased 4% sequentially.

A discussion of our results within Ultra Broadband Networks, Global Services and IP Networks and Applications is included in the sections “Ultra Broadband Networks”, “Global Services” and “IP Networks and Applications” below.

Year-on-year changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(191)	(8)%	(70)	33	11	34	7	100	bps
Global Services	4	0%	61	3	11	14	89	610	bps
IP Networks and Applications	(63)	(4)%	(12)	(4)	(9)	23	(4)	0	bps
Networks business	(251)	(5)%	(21)	32	12	71	93	220	bps

The year-on-year net positive fluctuation in other income and expenses was primarily due to lower doubtful account allowances and a net positive fluctuation related to foreign exchange hedging. On a year-on-year basis, Nokia’s Networks business gross profit, other income and expenses and operating profit benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in Q2 2016.

Sequential changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(71)	(3)%	(91)	2	7	28	(54)	(220	)bps
Global Services	87	6%	620	2	5	1	68	450	bps
IP Networks and Applications	54	4%	40	24	4	2	68	490	bps
Networks business	69	1%	10	28	15	30	82	160	bps

The sequential net positive fluctuation in other income and expenses was primarily due to a net positive fluctuation related to foreign exchange hedging.

Ultra Broadband Networks in Q2 2017

Financial highlights

EUR million	Q2’17	Q2’16	YoY change		Q1’17	QoQ change
Net sales - constant currency			(9)%			0%
Net sales	2 165	2 356	(8)%		2 236	(3)%
Mobile Networks	1 619	1 727	(6)%		1 735	(7)%
Fixed Networks	546	629	(13)%		501	9%
Gross profit	1 040	1 110	(6)%		1 131	(8)%
Gross margin %	48.0%	47.1%	90	bps	50.6%	(260	)bps
R&D	(581)	(614)	(5)%		(583)	0%
SG&A	(293)	(304)	(4)%		(300)	(2)%
Other income and expenses	25	(9)			(3)
Operating profit	191	184	4%		245	(22)%
Operating margin %	8.8%	7.8%	100	bps	11.0%	(220	)bps

Net sales by region

EUR million	Q2’17	Q2’16	YoY change	Q1’17	QoQ change
Asia-Pacific	437	438	0%	457	(4)%
Europe	417	451	(8)%	359	16%
Greater China	275	351	(22)%	241	14%
Latin America	101	128	(21)%	64	58%
Middle East & Africa	149	125	19%	125	19%
North America	786	863	(9)%	989	(21)%
Total	2 165	2 356	(8)%	2 236	(3)%

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 8% year-on-year and 3% sequentially. On a constant currency basis, Ultra Broadband Networks net sales would have decreased 9% year-on-year and would have been approximately flat sequentially.

Year-on-year discussion

The year-on-year decrease in Ultra Broadband Networks net sales in the second quarter 2017 was due to both Mobile Networks and Fixed Networks.

The decrease in Mobile Networks net sales was primarily due to radio networks and converged core networks. Small cells continued to deliver strong growth in percentage terms. For radio networks, the decrease was primarily related to Greater China, North America and Europe, partially offset by growth in Asia-Pacific and Middle East & Africa. For converged core networks, the decrease was primarily related to North America.

The net sales performance in Fixed Networks was in comparison to a particularly strong second quarter 2016, which was driven by high order intake in the fourth quarter 2015. The decrease in Fixed Networks net sales was primarily due to broadband access and, to a lesser extent, services and digital home. The year-on-year decrease was primarily related to one specific customer which completed a large project in Asia-Pacific in the fourth quarter 2016. For broadband access, the decrease was primarily related to Asia-Pacific and, to a lesser extent, North America, partially offset by Europe. For services, the decrease was primarily related to Europe and North America, partially offset by Greater China. For digital home, the decrease was primarily related to Latin America.

Sequential discussion

The sequential decrease in Ultra Broadband Networks net sales in the second quarter 2017 was due to Mobile Networks, partially offset by Fixed Networks.

The decrease in Mobile Networks net sales was primarily due to radio networks, converged core networks and advanced mobile networks solutions. For radio networks, the decrease was primarily related to North America and, to a lesser extent, Asia-Pacific, partially offset by growth in Europe, Latin America and Middle East & Africa. For converged core networks, the decrease was primarily related to Asia-Pacific. For advanced mobile networks solutions, the decrease was primarily due to North America, partially offset by Greater China.

The increase in Fixed Networks net sales was primarily due to broadband access, services and digital home. For broadband access, the increase was primarily related to Europe. For services, the increase was primarily related to Greater China. For digital home, the increase was across most regions.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2017, Ultra Broadband Networks operating profit increased primarily due to lower R&D expenses, a net positive fluctuation in other income and expenses and lower SG&A expenses, partially offset by lower gross profit. On a year-on-year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The decrease in Ultra Broadband Networks gross profit was due to both Mobile Networks and Fixed Networks. The decrease in gross profit in both Mobile Networks and Fixed Networks was primarily due to lower net sales, with gross margin remaining solid.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks. The decrease in Mobile Networks R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The decrease in Mobile Networks SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

Ultra Broadband Networks other income and expenses was an income of EUR 25 million in the second quarter 2017, compared to an expense of EUR 9 million in the year-ago quarter. On a year-on-year basis, the change was primarily related to a net positive fluctuation related to foreign exchange hedging and lower doubtful account allowances.

Sequential discussion

On a sequential basis, in the second quarter 2017, Ultra Broadband Networks operating profit decreased primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses.

The decrease in Ultra Broadband Networks gross profit was primarily due to Mobile Networks, partially offset by Fixed Networks. The decrease in Mobile Networks gross profit was due to both lower net sales and a lower gross margin. The increase in Fixed Networks gross profit was primarily due to higher net sales.

Ultra Broadband Networks other income and expenses was an income of EUR 25 million in the second quarter 2017, compared to an expense of EUR 3 million in the first quarter 2017. On a sequential basis, the change was primarily related to a net positive fluctuation related to foreign exchange hedging, partially offset by higher doubtful account allowances.

Global Services in Q2 2017

Financial highlights

EUR million	Q2’17	Q2’16	YoY change		Q1’17	QoQ change
Net sales - constant currency			0%			9%
Net sales	1 448	1 444	0%		1 361	6%
Gross profit	305	244	25%		243	26%
Gross margin %	21.1%	16.9%	420	bps	17.9%	320	bps
R&D	(21)	(24)	(13)%		(23)	(9)%
SG&A	(159)	(170)	(6)%		(164)	(3)%
Other income and expenses	(1)	(15)	(93)%		(2)	(50)%
Operating profit	123	34	262%		55	124%
Operating margin %	8.5%	2.4%	610	bps	4.0%	450	bps

Net sales by region

EUR million	Q2’17	Q2’16	YoY change	Q1’17	QoQ change
Asia-Pacific	321	307	5%	326	(2)%
Europe	301	335	(10)%	271	11%
Greater China	232	206	13%	207	12%
Latin America	110	99	11%	87	26%
Middle East & Africa	180	198	(9)%	175	3%
North America	303	299	1%	295	3%
Total	1 448	1 444	0%	1 361	6%

Financial discussion

Net sales

Global Services net sales were approximately flat year-on-year and increased 6% sequentially. On a constant currency basis, Global Services net sales would have been approximately flat year-on-year and would have increased 9% sequentially.

Year-on-year discussion

The approximately flat net sales in Global Services was primarily due to growth in network implementation, partially offset by decreases in systems integration and care. For network implementation, the increase was primarily related to North America, Greater China and Asia-Pacific, and primarily related to the timing of certain projects. This was partially offset by a decrease in Middle East & Africa. For systems integration, the decrease was primarily related to Europe, primarily attributable to the winding down of a specific set of legacy Alcatel-Lucent contracts. For care, the decrease was primarily related to Asia-Pacific.

Sequential discussion

The increase in Global Services net sales was primarily due to network implementation, network planning and optimization and managed services, partially offset by systems integration. In the second quarter 2017, both network implementation and network planning and optimization benefitted from the timing of certain projects. For network implementation, the increase was related to most regions, with particular strength in North America, Greater China and Latin America. For network planning and optimization, the increase was related to most regions. For managed services, the increase was related to growth across all regions. For systems integration, the decrease was primarily related to North America, which was negatively affected by the winding down of a specific set of legacy Alcatel-Lucent contracts.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2017, Global Services operating profit increased primarily due to higher gross profit, a net positive fluctuation in other income and expenses and lower SG&A expenses. On a year-on-year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The increase in Global Services gross profit was primarily due to network implementation, which benefitted from the timing of certain projects, as well as higher gross margin across all other business units, reflecting progress related to Nokia’s cost savings program.

The decrease in Global Services SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

Global Services other income and expenses was an expense of EUR 1 million in the second quarter 2017, compared to an expense of EUR 15 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to lower doubtful account allowances.

Sequential discussion

On a sequential basis, in the second quarter 2017, Global Services operating profit increased primarily due to higher gross profit.

The increase in Global Services gross profit was primarily due to network implementation and network planning and optimization, both of which benefitted from the timing of certain projects, as well as progress related to Nokia’s cost savings program.

IP Networks and Applications in Q2 2017

Financial highlights

EUR million	Q2’17	Q2’16	YoY change		Q1’17	QoQ change
Net sales - constant currency			(5)%			7%
Net sales	1 358	1 421	(4)%		1 304	4%
IP/Optical Networks	993	1 087	(9)%		945	5%
IP Routing	654	713	(8)%		621	5%
Optical Networks	339	375	(10)%		324	5%
Applications & Analytics	365	334	9%		359	2%
Gross profit	600	612	(2)%		560	7%
Gross margin %	44.2%	43.1%	110	bps	42.9%	130	bps
R&D	(314)	(310)	1%		(338)	(7)%
SG&A	(199)	(190)	5%		(203)	(2)%
Other income and expenses	6	(17)			4	50%
Operating profit	91	95	(4)%		23	296%
Operating margin %	6.7%	6.7%	0	bps	1.8%	490	bps

Net sales by region

EUR million	Q2’17	Q2’16	YoY change	Q1’17	QoQ change
Asia-Pacific	268	229	17%	263	2%
Europe	373	420	(11)%	346	8%
Greater China	120	115	4%	107	12%
Latin America	87	126	(31)%	76	14%
Middle East & Africa	103	88	17%	102	1%
North America	408	444	(8)%	410	0%
Total	1 358	1 421	(4)%	1 304	4%

Financial discussion

Net sales

IP Networks and Applications net sales decreased 4% year-on-year and increased 4% sequentially. On a constant currency basis, IP Networks and Applications net sales would have decreased 5% year-on-year and increased 7% sequentially.

Year-on-year discussion

The year-on-year decrease in IP Networks and Applications net sales in the second quarter 2017 was due to IP/Optical Networks, partially offset by Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to both IP routing and optical networks, primarily due to weakness in the communication service provider market, as well as a product portfolio transition in IP routing. For IP routing, the decrease was primarily related to North America and Europe. For optical networks, the decrease was primarily related to Latin America, Europe and North America, partially offset by growth in Asia-Pacific.

The increase in Applications & Analytics net sales was primarily due to growth in the services, network management, operational support systems and emerging businesses business units, the latter two of which showed particularly strong growth in percentage terms. The year-on-year performances of services and operational support systems benefitted from the acquisition of Comptel. To drive growth and higher returns, building a standalone software business at scale is a key priority for Nokia. Thus, Applications & Analytics is driving a significant transformation, enabled by investments in sales, R&D and services capabilities. As of the beginning of the second quarter 2017, the stand-alone sales force was fully operational. As a result, organic net sales performance has improved, and on a year-on-year basis, excluding the acquisition of Comptel, Applications & Analytics net sales would have increased.

Sequential discussion

The sequential increase in IP Networks and Applications net sales in the second quarter 2017 was due to both IP/Optical Networks and Applications & Analytics.

The increase in IP/Optical Networks net sales was due to both IP routing and optical networks. For IP routing, the increase was primarily related to North America and Latin America, partially offset by Asia-Pacific. For optical networks, the increase was primarily related to Asia-Pacific and Europe, partially offset by Latin America.

The slight increase in Applications & Analytics net sales was primarily due to growth in network management, operational support systems and services. This was partially offset by business support systems, following a strong first quarter 2017. The sequential performances of services, operational support systems and business support systems benefitted from the acquisition of Comptel.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2017, IP Networks and Applications operating profit was approximately flat, primarily due to a net positive fluctuation in other income and expense, partially offset by lower gross profit. On a year-on-year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The decrease in IP Networks and Applications gross profit was primarily due to IP/Optical Networks, partially offset by higher gross profit in Applications & Analytics. The decrease in gross profit in IP/Optical Networks was primarily due to lower net sales. The increase in gross profit in Applications & Analytics was primarily due to higher net sales.

IP Networks and Applications other income and expenses was an income of EUR 6 million in the second quarter 2017, compared to an expense of EUR 17 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to lower doubtful account allowances.

Sequential discussion

On a sequential basis, in the second quarter 2017, IP Networks and Applications operating profit increased primarily due to higher gross profit and lower R&D expenses.

The increase in IP Networks and Applications gross profit was primarily due to IP/Optical Networks. The increase in gross profit in IP/Optical Networks was primarily due to higher gross margin and higher net sales.

The decrease in IP Networks and Applications R&D expenses was primarily due to IP/Optical Networks. The decrease in IP/Optical Networks was primarily due to cost controls and the timing of R&D projects.

Nokia Technologies in Q2 2017

Operational highlights

Licensing

Nokia and Apple signed a multi-year patent license and business collaboration agreement that ended all litigation related to their intellectual property dispute. Under the collaboration agreement, Nokia will be providing certain network infrastructure products and services to Apple, and Apple will resume carrying Nokia digital health products in Apple retail and online stores. Nokia received an up-front cash payment from Apple in the second quarter 2017, with additional revenues during the term of the agreement. The value of the agreement will be reflected partially as patent licensing sales in Nokia Technologies and partially as net sales in other Nokia business groups.

Nokia and Xiaomi signed a business collaboration agreement and a multi-year patent agreement, including a cross license to each company’s cellular standard essential patents. Under the business collaboration agreement, Nokia will provide network infrastructure equipment designed to deliver the high capacity, low power requirements expected by large web providers and datacenter operators. In addition, the companies have agreed to explore opportunities for further cooperation, in areas such as Internet of Things, augmented and virtual reality, and artificial intelligence. Xiaomi also acquired patent assets from Nokia as part of the transaction, which resulted in the recognition of net sales related to divested IPR in the second quarter 2017, with licensing income expected beginning in the fourth quarter 2017.

HMD Global, exclusive licensee of the Nokia brand for phones and tablets, began shipping the Nokia 3, Nokia 5 and Nokia 6 smartphones, as well as the reimagined Nokia 3310 featurephone.

Digital Media and Digital Health

Nokia announced the appointment of Gregory Lee as President of Nokia Technologies and as a member of the Nokia Group Leadership Team. Lee joined Nokia following a 13-year career at Samsung Electronics, where he most recently served as President and CEO of Samsung Electronics North America.

Nokia expanded its digital health offering with new products, including Nokia Body BMI Wi-Fi connected scale and the Nokia Health Mate app, which provides a 360-degree view of one’s health. Nokia also completed the transition of Withings digital health products to Nokia-branded products; these are now available at health.nokia.com and at various leading retailers around the world, including BestBuy and Amazon.com.

Nokia introduced its next generation of immersive technology solutions, including OZO+, a significant upgrade to Nokia’s virtual reality camera, and OZO Creator, completely updated virtual reality image processing and stereoscopic software.

Nokia announced it is working with Lucasfilm to deliver an immersive behind-the-scenes experience of Star Wars: The Last Jedi using Nokia’s OZO virtual reality camera and software solutions. The activation is the latest under a multi-year VR technology partnership with Walt Disney Studios.

Nokia introduced “Healthier Together”, a first of its kind immersive virtual reality experience for consumers to discover Nokia’s portfolio of digital health products. The virtual reality campaign allows customers to interact with Nokia digital health products, and, in a first for VR, to make purchases directly.

Nokia’s virtual reality OZO camera and OZO Live platform were used in the world’s first ‘mixed reality’ neurological surgery procedure at the Helsinki University Hospital. Providing a more immersive view of the surgery and the operating room environment, the procedure was livestreamed to around 100 neurosurgeons.

Nokia and Technicolor announced a partnership to create new and compelling virtual reality content by utilizing Nokia’s OZO+ camera and OZO content creation tools.

Financial highlights

EUR million	Q2’17	Q2’16	YoY change		Q1’17	QoQ change
Net sales - constant currency			90%			50%
Net sales	369	194	90%		247	49%
Gross profit	352	187	88%		234	50%
Gross margin %	95.4%	96.4%	(100	)bps	94.7%	70	bps
R&D	(60)	(57)	5%		(61)	(2)%
SG&A	(50)	(39)	28%		(58)	(14)%
Other income and expenses	(12)	(2)	500%		0
Operating profit	230	89	158%		116	98%
Operating margin %	62.3%	45.9%	1 640	bps	47.0%	1 530	bps

Financial discussion

During the second quarter 2017, Nokia Technologies entered into two patent licensing and business collaboration agreements, one with Apple and one with Xiaomi. The agreement with Apple resulted in the recognition of recurring and non-recurring net sales, as well as a reduction in licensing-related litigation costs and a substantial up-front cash payment. Nokia previously expected Apple-related litigation costs to reach an annualized run-rate of EUR 100 million. From the third quarter 2017 onwards Nokia expects the annualized run-rate for Apple-related litigation costs to be zero, compared to an annualized run-rate of approximately EUR 50 million in the first quarter 2017 and approximately EUR 40 million in the second quarter 2017. The agreement with Xiaomi resulted in the recognition of net sales related to divested IPR, with licensing income expected beginning in the fourth quarter 2017.

Net sales

In the second quarter 2017, Nokia Technologies net sales increased 90% year-on-year and 49% sequentially. On a constant currency basis, Nokia Technologies net sales would have increased 90% year-on-year and 50% sequentially. Of the EUR 369 million of net sales in the second quarter 2017, EUR 357 million related to patent and brand licensing and EUR 12 million related to digital health and digital media.

Year-on-year discussion

The year-on-year increase in Nokia Technologies net sales in the second quarter 2017 was primarily related to non-recurring net sales related to a new license agreement in the second quarter 2017, higher net sales related to an IPR license agreement that was expanded in the third quarter 2016, higher net sales related to a new license agreement in the second quarter 2017, our brand partnership with HMD, divested IPR and the acquisition of Withings in the second quarter 2016. This was partially offset by lower licensing income from certain existing licensees. Approximately 40% of the overall EUR 175 million year-on-year increase in Nokia Technologies net sales in the second quarter 2017 were non-recurring in nature and related to catch-up net sales for the first quarter of 2017.

Sequential discussion

The sequential increase in Nokia Technologies net sales in the second quarter 2017 was primarily related to higher net sales related to a new license agreement in the second quarter 2017, non-recurring net sales related to a new license agreement in the second quarter 2017 and, to a lesser extent, divested IPR. This was partially offset by the absence of non-recurring net sales primarily related to a new license agreement in the first quarter 2017. Approximately 60% of the overall EUR 122 million sequential increase in Nokia Technologies net sales in the second quarter 2017 were non-recurring in nature and related to catch-up net sales for the first quarter of 2017.

Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies operating profit was primarily due to higher gross profit, partially offset by higher SG&A expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The increase in Nokia Technologies SG&A expenses was primarily due to increased licensing-related litigation costs and the ramp-up of our digital health business unit. The higher SG&A expenses in digital health was primarily due to the acquisition of Withings in the second quarter 2016.

Nokia Technologies other income and expenses was an expense of EUR 12 million in the second quarter 2017, compared to an expense of EUR 2 million in the year-ago quarter. The change was primarily due to a net negative fluctuation related to foreign exchange hedging in the second quarter 2017.

Sequential discussion

The sequential increase in Nokia Technologies operating profit was primarily due to higher gross profit and, to a lesser extent, lower SG&A expenses, partially offset by a net negative fluctuation in other income and expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales.

The decrease in Nokia Technologies SG&A expenses was primarily due to lower licensing-related litigation costs and marketing expenses related to digital health.

Nokia Technologies other income and expenses was an expense of EUR 12 million in the second quarter 2017, compared to approximately zero in the first quarter 2017. The change was primarily due to a net negative fluctuation related to foreign exchange hedging in the second quarter 2017.

Group Common and Other in Q2 2017

Financial highlights

EUR million	Q2’17	Q2’16	YoY change		Q1’17	QoQ change
Net sales - constant currency			10%			21%
Net sales	307	270	14%		254	21%
Gross profit	54	52	4%		27	100%
Gross margin %	17.6%	19.3%	(170	)bps	10.6%	700	bps
R&D	(66)	(70)	(6)%		(76)	(13)%
SG&A	(53)	(63)	(16)%		(56)	(5)%
Other income and expenses	3	10	(70)%		6	(50)%
Operating loss	(62)	(70)	(11)%		(99)	(37)%
Operating margin %	(20.2)%	(25.9)%	570	bps	(39.0)%	1 880	bps

Financial discussion

Net sales

Group Common and Other net sales increased 14% year-on-year and 21% sequentially. On a constant currency basis, Group Common and Other net sales would have increased 10% year-on-year and 21% sequentially.

Year-on-year discussion

The year-on-year increase in Group Common and Other net sales in the second quarter 2017 was primarily due to Alcatel Submarine Networks.

Sequential discussion

The sequential increase in Group Common and Other net sales in the second quarter 2017 was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the second quarter 2017, Group Common and Other operating loss decreased, primarily due to lower SG&A expenses.

The decrease in SG&A expenses was primarily due to lower personnel expenses.

Sequential discussion

On a sequential basis, in the second quarter 2017, Group Common and Other operating loss decreased primarily due to higher gross profit and lower R&D expenses.

The increase in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks.

The decrease in R&D expenses was primarily due to progress related to Nokia’s cost savings program.

Cash and cash flow in Q2 2017

Nokia change in net cash and other liquid assets (EUR billion)

* Cash outflows related to income taxes were approximately EUR 240 million, of which approximately EUR 110 million was non-recurring in nature and related to the integration of the former Alcatel-Lucent and Nokia operating models.

** Cash outflows related to net interest were approximately EUR 190 million, of which approximately EUR 160 million was non-recurring in nature, and related to Nokia’s tender offer to purchase certain bonds.

EUR million, at end of period	Q2’17	Q2’16	YoY change	Q1’17	QoQ change
Total cash and other liquid assets(1)	7 917	10 987	(28)%	8 820	(10)%
Net cash and other liquid assets(1)	3 964	7 077	(44)%	4 409	(10)%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 14, “Notes to the consolidated statement of cash flows”, in the Financial statement information section in this report.

In the second quarter 2017, Nokia’s total cash and other liquid assets decreased by EUR 903 million and Nokia’s net cash and other liquid assets decreased by EUR 445 million. In the second quarter Nokia issued approximately EUR 0.9 billion of new bonds, and purchased, through a tender offer, approximately EUR 1.2 billion of certain bonds.

Foreign exchange rates had an approximately EUR 40 million negative impact on net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the second quarter 2017, Nokia’s net cash from operating activities was positive EUR 1 039 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 459 million in the second quarter 2017.

•             Total cash inflows related to working capital were approximately EUR 1.0 billion.

•                  Nokia had approximately EUR 140 million of restructuring and associated cash outflows in the second quarter 2017. Excluding this, net working capital generated an increase in net cash of approximately EUR 1.15 billion primarily due to an increase in short-term liabilities and a decrease in receivables, partially offset by an increase in inventories.

•                  The cash inflows related to the increase in short-term liabilities were approximately EUR 1.1 billion, and were primarily due to an up-front cash payment of approximately EUR 1.7 billion, part of which was recognized in the second quarter 2017 results. This was partially offset by the payment of incentives related to Nokia’s business performance in 2016.

•                  The cash inflows related to the decrease in receivables were approximately EUR 150 million.

•                  The cash outflows related to the increase in inventories were approximately EUR 140 million.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 240 million, of which approximately EUR 110 million was non-recurring in nature and related to the integration of the former Alcatel-Lucent and Nokia operating models. Also, cash outflows related to net interest were approximately EUR 190 million, of which approximately EUR 160 million was non-recurring in nature, and related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt.

In the second quarter 2017, Nokia’s net cash outflows from investing activities primarily related to acquisition of businesses of approximately EUR 310 million, primarily due to the acquisition of Comptel, and capital expenditures of approximately EUR 140 million. This was partially offset by a net cash inflow of approximately EUR 50 million related to the sale of certain assets.

In the second quarter 2017, Nokia’s net cash outflows from financing activities primarily related to the payment of ordinary dividend amounting to approximately EUR 840 million and, to a lesser extent, share repurchases of approximately EUR 180 million and the purchase of Comptel securities of approximately EUR 30 million.

Related to the dividend paid in the second quarter 2017, a withholding tax of approximately EUR 120 million is expected to be paid in the third quarter 2017.

Nokia’s year to date performance

Financial highlights(1)

EUR million (except EPS in EUR)	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales - constant currency			(2)%
Net sales	10 996	11 088	(1)%
Nokia’s Networks business	9 873	10 415	(5)%
Ultra Broadband Networks	4 401	4 653	(5)%
Global Services	2 809	2 888	(3)%
IP Networks and Applications	2 663	2 874	(7)%
Nokia Technologies	616	391	58%
Group Common and Other	562	506	11%
Non-IFRS exclusions	(21)	(197)	(89)%
Gross profit	4 361	3 608	21%
Gross margin %	39.7%	32.5%	720	bps
Operating (loss)/profit	(173)	(1 472)	(88)%
Nokia’s Networks business	730	650	12%
Ultra Broadband Networks	437	311	41%
Global Services	179	137	31%
IP Networks and Applications	114	202	(44)%
Nokia Technologies	346	195	77%
Group Common and Other	(161)	(169)
Non-IFRS exclusions	(1 088)	(2 149)	(49)%
Operating margin %	(1.6)%	(13.3)%	1 170	bps
Financial income and expenses	(364)	(135)	170%
Taxes (2)	(325)	166
(Loss)/profit (2)	(868)	(1 437)	(40)%
(Loss)/Profit attributable to the shareholders of the parent (2)	(896)	(1 291)	(31)%
Non-controlling interests (2)	28	(147)
EPS, EUR diluted (2)	(0.16)	(0.23)	(30)%

(1) Results are reported unless otherwise specified.

(2) Reported Q1-Q2’16 result is not comparable to the previously published Reported Q1-Q2’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit.

Financial discussion

Net sales

In the first six months of 2017, Nokia net sales decreased 1% year-on-year.  On a constant currency basis, Nokia net sales would have decreased 2% year-on-year.

The year-on-year decrease in Nokia net sales in the first six months of 2017 was primarily due to Nokia’s Networks business, partially offset by Nokia Technologies, lower non-IFRS exclusions related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of acquisition and Group Common and Other.

Operating profit

In the first six months of 2017, the decrease in operating loss was primarily due to a higher gross profit, a net positive fluctuation in other income and expenses and, to a lesser extent, lower SG&A and R&D expenses. On a year-on-year basis, second quarter 2017 results benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The increase in gross profit was primarily due to lower non-IFRS exclusions related to valuation of inventory and deferred revenue and higher gross profit in Nokia Technologies, partially offset by Nokia’s Networks business.

The decrease in R&D expenses was primarily due to Nokia’s Networks business, partially offset by higher non-IFRS exclusions related to product portfolio strategy costs and amortization of intangible assets.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration related costs and, to a lesser extent, Nokia’s Networks business, partially offset by Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 230 million in first six months of 2017, compared to an expense of EUR 689 million in the year-ago period. The change was primarily related to lower non-IFRS exclusions attributable to lower restructuring and associated charges and a net positive fluctuation in Nokia’s Networks business primarily related to foreign exchange hedging. On a year-on-year basis, the results for the first six months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

(Loss)/profit attributable to the shareholders of the parent

In the first six months of 2017, the decrease in loss attributable to the shareholders of the parent was primarily due to a lower operating loss, partially offset by an income tax expense, compared to an income tax benefit in the year-ago period, a net negative fluctuation in financial income and expenses and a net negative fluctuation in non-controlling interests.

The net negative fluctuation in financial income and expenses in the first six months of 2017 was primarily due to non-IFRS exclusions related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019 and losses from foreign exchange fluctuations. This was partially offset by the absence of non-IFRS exclusions related to the early redemption of Alcatel-Lucent high yield bonds and a non-cash impairment of a financial asset, both of which negatively affected the year-ago period.

The income tax expense, compared to an income tax benefit in the year-ago period, was primarily due to a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models, a non-recurring change to uncertain tax positions and lower non-IFRS exclusions as a result of lower non-IFRS exclusions in operating profit. This was partially offset by lower income taxes due to Nokia’s regional profit mix in the first six months of 2017. In the second quarter 2017, Nokia recorded a EUR 206 million tax expense related to an uncertain tax position in Germany. The matter relates to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales (see note 12, “Income Taxes” of our Annual Report for 2016). Based on new facts and circumstances, management has reassessed the probability of having to pay the taxes and concluded that recognition of an uncertain tax position was warranted at the end of the second quarter 2017.

Descriptions of non-IFRS exclusions in first half 2017

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation, Continuing Operations (unaudited)”, in the Financial statement information section in this financial report.

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales	(21)	(197)	(89)%
Gross profit	(185)	(825)	(78)%
R&D	(357)	(319)	12%
SG&A	(289)	(378)	(24)%
Other income and expenses	(257)	(627)	(59)%
Operating (loss)/profit	(1 088)	(2 149)	(49)%
Financial income and expenses	(220)	(39)	464%
Taxes (1)	(204)	442	(146)%
(Loss)/profit (1)	(1 512)	(1 747)	(13)%
(Loss)/profit attributable to the shareholders of the parent (1)	(1 542)	(1 637)	(6)%
Non-controlling interests (1)	30	(110)

(1) Reported Q1-Q2’16 result is not comparable to the previously published Reported Q1-Q2’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit.

Non-IFRS exclusions in net sales

In the first six months of 2017, non-IFRS exclusions in net sales amounted to EUR 21 million, and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the first six months of 2017, non-IFRS exclusions in operating profit amounted to EUR 1 088 million, and were attributable to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the first six months of 2017, non-IFRS exclusions in gross profit amounted to EUR 185 million, and primarily related to the product portfolio strategy costs, non-IFRS exclusions in net sales and transaction and integration related costs.

In the first six months of 2017, non-IFRS exclusions in R&D expenses amounted to EUR 357 million, and primarily related to the amortization of intangible assets and, to a lesser extent, product portfolio strategy costs.

In the first six months of 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 289 million, and primarily related to the amortization of intangible assets and transaction and integration related costs.

In the first six months of 2017, non-IFRS exclusions in other income and expenses amounted to an expense of EUR 257 million, and primarily related to EUR 240 million of restructuring and associated charges.

Non-IFRS exclusions in profit attributable to the shareholders of the parent

In the first six months of 2017, non-IFRS exclusions in profit attributable to the shareholders of the parent amounted to EUR 1 542 million, and was primarily related to the non-IFRS exclusions in operating profit. In addition, non-IFRS exclusions affected financial income and expenses and income taxes as follows:

In the first six months of 2017, non-IFRS exclusions in financial income and expenses amounted to an expense of EUR 220 million, and related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019.

In the first six months of 2017, non-IFRS exclusions in income taxes amounted to an expense of EUR 204 million, and related primarily to a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models, a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance, partially offset by non-IFRS exclusions in operating profit.

Nokia’s Networks business

Financial highlights(1)

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales - constant currency			(7)%
Net sales	9 873	10 415	(5)%
Gross profit	3 879	3 972	(2)%
Gross margin %	39.3%	38.1%	120	bps
R&D	(1 860)	(1 924)	(3)%
SG&A	(1 319)	(1 333)	(1)%
Other income and expenses	30	(64)
Operating profit	730	650	12%
Operating margin %	7.4%	6.2%	120	bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Asia-Pacific	2 072	2 070	0%
Europe	2 067	2 410	(14)%
Greater China	1 183	1 243	(5)%
Latin America	525	695	(24)%
Middle East & Africa	834	806	3%
North America	3 192	3 191	0%
Total	9 873	10 415	(5)%

Financial discussion

Net sales by segment

In the first six months of 2017, Nokia’s Networks business net sales decreased 5% year-on-year. On a constant currency basis, Nokia’s Networks business net sales would have decreased 7% year-on-year.

The year-on-year decrease in Nokia’s Networks business net sales in the first six months of 2017 was primarily due to both Ultra Broadband Networks, IP Networks and Applications and, to a lesser extent, Global Services.

Operating profit

On a year-on-year basis, in the first six months of 2017, Nokia’s Networks business operating profit increased primarily due to a net positive fluctuation in other income and expenses, lower R&D expenses and, to a lesser extent, lower SG&A expenses, partially offset by lower gross profit. On a year-on-year basis, the results for the first six months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The lower gross profit was primarily due to IP Networks and Applications, partially offset by Ultra Broadband Networks.

The lower R&D expenses were primarily due to Ultra Broadband Networks.

The lower SG&A expenses were primarily due to Global Services and Ultra Broadband Networks, partially offset by IP Networks and Applications.

Nokia’s Networks business other income and expenses was an income of EUR 30 million in the first six months of 2017, compared to an expense of EUR 64 million in the first six months of 2016. On a year-on-year basis, the change was primarily due to lower doubtful account allowances and a net positive fluctuation related to foreign exchange hedging.

Ultra Broadband Networks

Financial highlights(1)

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales - constant currency			(7)%
Net sales	4 401	4 653	(5)%
Mobile Networks	3 353	3 405	(2)%
Fixed Networks	1 048	1 248	(16)%
Gross profit	2 171	2 156	1%
Gross margin %	49.3%	46.3%	300	bps
R&D	(1 164)	(1 226)	(5)%
SG&A	(594)	(602)	(1)%
Other income and expenses	22	(17)
Operating profit	437	311	41%
Operating margin %	9.9%	6.7%	320	bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Asia-Pacific	894	963	(7)%
Europe	776	905	(14)%
Greater China	516	628	(18)%
Latin America	165	243	(32)%
Middle East & Africa	274	248	10%
North America	1 775	1 666	7%
Total	4 401	4 653	(5)%

Financial discussion

Net sales

In the first six months of 2017, Ultra Broadband Networks net sales decreased 5% year-on-year. On a constant currency basis, Ultra Broadband Networks net sales would have decreased 7% year-on-year.

The year-on-year decrease in Ultra Broadband Networks net sales in the first six months of 2017 was primarily due to Fixed Networks and, to a lesser extent, Mobile Networks.

The net sales performance in Fixed Networks was in comparison to a particularly strong first six months of 2016, which was driven by high order intake in the fourth quarter 2015. The decrease in Fixed Networks net sales was primarily due to broadband access and, to a lesser extent, services and digital home. The year-on-year decrease was primarily related to two specific customers, one which completed a large project in Asia-Pacific in the fourth quarter 2016 and another customer which reduced its level of spending in Latin America. For broadband access, the decrease was primarily related to Asia-Pacific and, to a lesser extent, North America and Latin America, partially offset by Europe. For services, the decrease was primarily related to Europe and North America, partially offset by growth in Greater China. For digital home, the decrease was primarily related to Latin America and Asia-Pacific, partially offset by growth in Greater China and North America.

The decrease in Mobile Networks net sales was primarily due to radio networks and converged core networks, partially offset by growth in advanced mobile networks solutions. From a growth perspective, small cells continued to deliver strong performance on a year-on-year basis. For radio networks, the decrease was primarily related to Greater China, Europe and, to a lesser extent, Latin America, partially offset by growth in North America, Asia-Pacific and Middle East & Africa. For converged core networks, the decrease was primarily related to North America, partially offset by growth in Asia-Pacific. For advanced mobile networks solutions, the increase was primarily related to North America, partially offset by a decrease in Middle East & Africa.

Operating profit

On a year-on-year basis, in the first six months of 2017, Ultra Broadband Networks operating profit increased, primarily due to lower R&D expenses, a net positive fluctuation in other income and expenses, higher gross profit and lower SG&A expenses. On a year-on-year basis, the results for the first six months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The increase in Ultra Broadband Networks gross profit was primarily due to Mobile Networks, partially offset by Fixed Networks. The higher gross profit in Mobile Networks was primarily due to higher gross margin reflecting progress related to Nokia’s cost savings program, partially offset by lower net sales. The lower gross profit in Fixed Networks was primarily due to lower net sales.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks, partially offset by Fixed Networks. The lower R&D expenses in Mobile Networks was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program. The higher R&D expenses in Fixed Networks was primarily related to the higher spending related to the cable access market, including the acquisition of Gainspeed in the third quarter 2016. To drive growth and higher returns, expanding to the cable access adjacency is a key priority for Fixed Networks.

Ultra Broadband Networks other income and expenses was an income of EUR 22 million in the first six months of 2017, compared to an expense of EUR 17 million in the first six months of 2016. On a year-on-year basis, the change was primarily due to lower doubtful accounts allowances and a net positive fluctuation related to foreign exchange hedging.

Global Services

Financial highlights(1)

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales - constant currency			(4)%
Net sales	2 809	2 888	(3)%
Gross profit	548	550	0%
Gross margin %	19.5%	19.0%	50	bps
R&D	(44)	(49)	(10)%
SG&A	(323)	(343)	(6)%
Other income and expenses	(3)	(22)	(86)%
Operating profit	179	137	31%
Operating margin %	6.4%	4.7%	170	bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Asia-Pacific	647	641	1%
Europe	572	660	(13)%
Greater China	440	411	7%
Latin America	197	201	(2)%
Middle East & Africa	355	369	(4)%
North America	598	607	(1)%
Total	2 809	2 888	(3)%

Financial discussion

Net sales

In the first six months of 2017, Global Services net sales decreased 3% year-on-year. On a constant currency basis, Global Services net sales would have decreased 4% year-on-year.

The year-on-year decrease in Global Services net sales in the first six months of 2017 was primarily due to systems integration, care, network planning and optimization and managed services, partially offset by network implementation. For systems integration, the decrease was primarily related to Europe. The year-on-year decrease in systems integration was attributable to the winding down of a specific set of legacy Alcatel-Lucent contracts. For care, the decrease was primarily related to Asia-Pacific, Europe and North America, partially offset by growth in Greater China. For network planning and optimization, the decrease was primarily related to North America and Europe. For network implementation, the increase was primarily related to Asia-Pacific, North America and Greater China, partially offset by Europe.

Operating profit

On a year-on-year basis, in the first six months of 2017, Global Services operating profit increased, primarily due to lower SG&A expenses and a net positive fluctuation in other income and expenses. On a year-on-year basis, the results for the first six months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The decrease in Global Services SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

Global Services other income and expenses was an expense of EUR 3 million in the first six months of 2017, compared to an expense of EUR 22 million in the first six months of 2016. On a year-on-year basis, the change was primarily due to lower doubtful accounts allowances.

IP Networks and Applications

Financial highlights(1)

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales - constant currency			(9)%
Net sales	2 663	2 874	(7)%
IP/Optical Networks	1 938	2 182	(11)%
IP Routing	1 275	1 430	(11)%
Optical Networks	663	752	(12)%
Applications & Analytics	724	692	5%
Gross profit	1 159	1 265	(8)%
Gross margin %	43.5%	44.0%	(50	)bps
R&D	(652)	(650)	0%
SG&A	(403)	(388)	4%
Other income and expenses	10	(25)
Operating profit	114	202	(44)%
Operating margin %	4.3%	7.0%	(270	)bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Asia-Pacific	531	467	14%
Europe	719	846	(15)%
Greater China	227	204	11%
Latin America	163	251	(35)%
Middle East & Africa	205	189	8%
North America	818	918	(11)%
Total	2 663	2 874	(7)%

Financial discussion

Net sales

In the first six months of 2017, IP Networks and Applications net sales decreased 7% year-on-year. On a constant currency basis, IP Networks and Applications net sales would have decreased 9% year-on-year.

The year-on-year decrease in IP Networks and Applications net sales in the first six months of 2017 was primarily due to IP/Optical Networks, partially offset by Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to both IP routing and optical networks, primarily due to weakness in the communication service provider market, as well as a product portfolio transition in IP routing. For IP routing, the decrease was primarily related to North America, Europe and Latin America, partially offset by growth in Greater China and Asia-Pacific. In addition, IP routing net sales were negatively affected by lower resale of third party IP routers. For optical networks, the decrease was primarily related to Europe, Latin America and North America, partially offset by Asia-Pacific.

The increase in Applications & Analytics net sales was primarily due to growth in services, network management and business support systems, partially offset by service delivery platforms. The year-on-year performances of services and business support systems benefitted from the acquisition of Comptel. To drive growth and higher returns, building a standalone software business at scale is a key priority for Nokia. Thus, Applications & Analytics is driving a significant transformation, enabled by investments in sales, R&D and services capabilities. As of the beginning of the second quarter 2017, the stand-alone sales force was fully operational. As a result, organic net sales performance has improved, and on a year-on-year basis, excluding the acquisition of Comptel, Applications & Analytics net sales would have increased.

Operating profit

On a year-on-year basis, in first six months of 2017, IP Networks and Applications operating profit decreased, primarily due to lower gross profit, higher SG&A expenses, partially offset by a net positive fluctuation in other income and expenses. On a year-on-year basis, the results for the first six months of 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The decrease in IP Networks and Applications gross profit was primarily due to IP/Optical Networks, partially offset by Applications & Analytics. The lower gross profit in IP/Optical Networks was primarily due to lower net sales. The higher gross profit in Applications & Analytics was primarily due to higher net sales.

The increase in IP Networks and Applications SG&A expenses was due to both Applications & Analytics and IP/Optical Networks.

IP Networks and Applications other income and expenses was an income of EUR 10 million in the first six months of 2017, compared to an expense of EUR 25 million in the first six months of 2016. On a year-on-year basis, the change was primarily due to doubtful accounts allowances.

Nokia Technologies

Financial highlights(1)

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales - constant currency			57%
Net sales	616	391	58%
Gross profit	586	383	53%
Gross margin %	95.1%	98.0%	(290	)bps
R&D	(121)	(114)	6%
SG&A	(108)	(71)	52%
Other income and expenses	(12)	(2)	500%
Operating profit	346	195	77%
Operating margin %	56.2%	49.9%	630	bps

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

In the first six months of 2017, Nokia Technologies net sales increased 58% year-on-year. On a constant currency basis, Nokia Technologies net sales would have increased 57% year-on-year. Of the EUR 616 million of net sales in the first six months of 2017, EUR 588 million related to patent and brand licensing and EUR 28 million related to digital health and digital media.

The year-on-year increase in Nokia Technologies net sales in the first six months of 2017 was primarily due to higher net sales related to an IPR license agreement that was expanded in the third quarter 2016, higher net sales related to a new license agreement in the second quarter 2017 and, to a lesser extent, our brand partnership with HMD, the acquisition of Withings in the second quarter 2016, divested IPR and non-recurring net sales related to a new license agreement in the first quarter 2017. This was partially offset by lower licensing income from certain existing licensees.

Operating profit

The year-on-year increase in Nokia Technologies operating profit for the first six months of 2017 was primarily due to higher gross profit, partially offset by higher SG&A expenses.

The higher gross profit in Nokia Technologies was primarily due to higher net sales.

The increase in Nokia Technologies SG&A expenses was primarily due to increased licensing-related litigation costs and the ramp-up of digital health. The higher SG&A expenses in digital health was primarily due to the acquisition of Withings in the second quarter 2016.

Group Common and Other

Financial highlights(1)

EUR million	Q1-Q2’17	Q1-Q2’16	YoY change
Net sales - constant currency			6%
Net sales	562	506	11%
Gross profit	81	79	3%
Gross margin %	14.4%	15.6%	(120	)bps
R&D	(142)	(143)	(1)%
SG&A	(109)	(109)	0%
Other income and expenses	9	5	80%
Operating loss	(161)	(169)	(5)%
Operating margin %	(28.6)%	(33.4)%	480	bps

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

In the first six months of 2017, Group Common and Other net sales increased 11% year-on-year. On a constant currency basis, Group Common and Other net sales would have increased 6% year-on-year.

The year-on-year increase in Group Common and Other net sales in the first six months of 2017 was primarily due to Radio Frequency Systems and Alcatel Submarine Networks.

Operating profit

On a year-on-year basis, in the first six months of 2017, Group Common and Other operating loss decreased slightly, primarily due a slight net positive fluctuation in other income and expenses.

The approximately flat gross profit in Group Common and Other was primarily due to slightly higher gross profit in Radio Frequency Systems, partially offset by slightly lower gross profit in Alcatel Submarine Networks.

Group Common and Other other income and expenses was an income of EUR 9 million in first six months of 2017, compared to an income of EUR 5 million in the first six months of 2016. On a year-on-year basis, the change was primarily due to a gain on the sale of certain assets, partially offset by lower gains related to Nokia’s venture fund investments.

Cash and cash flow

Nokia change in net cash and other liquid assets

*                 Cash outflows related to income taxes were approximately EUR 330 million, of which approximately EUR 110 million was non-recurring in nature and related to the integration of the former Alcatel-Lucent and Nokia operating models.

**          Cash outflows related to net interest were approximately EUR 320 million, of which approximately EUR 220 million was non-recurring in nature, and related to Nokia’s tender offer to purchase certain bonds.

EUR million, at end of period	Q2’17	Q4’16	YTD change
Total cash and other liquid assets(1)	7 917	9 327	(15)%
Net cash and other liquid assets(1)	3 964	5 299	(25)%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 14, “Notes to the consolidated statement of cash flows”, in the Financial statement information section in this report.

In the first six months of 2017, Nokia’s total cash and other liquid assets decreased by EUR 1 410 million and Nokia’s net cash and other liquid assets decreased by EUR 1 335 million. In the first six months, Nokia issued approximately EUR 2.1 billion of new bonds, and purchased, through a tender offer, approximately EUR 1.9 billion of certain bonds.

Foreign exchange rates had an approximately EUR 10 million positive impact on net cash.

Compared to the end of 2016, net cash and other liquid assets were affected by the following factors:

In the first six months of 2017, Nokia’s net cash from operating activities was positive EUR 566 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 750 million in the first six months of 2017.

•             Total cash inflows related to working capital of approximately EUR 470 million.

•                  Nokia had approximately EUR 290 million of restructuring and associated cash outflows in the first six months of 2017. Excluding this, net working capital generated an increase in net cash of approximately EUR 760 million, primarily due to an increase in short-term liabilities and decrease in receivables, partially offset by an increase in inventories.

•                  The cash inflows related to short-term liabilities were approximately EUR 900 million, and were primarily due to an up-front cash payment of approximately EUR 1.7 billion, part of which was recognized in the second quarter 2017 results. This was partially offset by the payment of incentives related to Nokia’s business performance in 2016 and a decrease in accounts payable.

•                  The cash inflows related to the decrease in receivables were approximately EUR 380 million.

•                  The cash outflows related to the increase in inventories were approximately EUR 530 million.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 330 million, of which approximately EUR 110 million was non-recurring in nature and related to the integration of the former Alcatel-Lucent and Nokia operating models. Also, cash outflows related to net interest were approximately EUR 320 million, of which approximately EUR 220 million was non-recurring in nature, and related to Nokia’s tender offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt.

In the first six months of 2017, Nokia’s net cash outflows from investing activities primarily related to acquisition of businesses of approximately EUR 400 million, primarily due to the acquisition of Comptel, and capital expenditures of approximately EUR 290 million. This was partially offset by a net cash inflow of approximately EUR 60 million related to the sale of certain assets.

In the first six months of 2017, Nokia’s net cash outflows from financing activities primarily related to the payment of ordinary dividend amounting to approximately EUR 840 million and, to a lesser extent, share repurchases of approximately EUR 410 million and the purchase of Comptel securities of approximately EUR 30 million.

Related to the dividend paid in the second quarter 2017, a withholding tax of approximately EUR 120 million is expected to be paid in the third quarter 2017.

Shares

The total number of Nokia shares on June 30, 2017, equaled 5 836 268 012. On June 30, 2017, Nokia and its subsidiary companies owned 184 470 873 Nokia shares, representing approximately 3.2% of the total number of Nokia shares and voting rights.

Dividend

In the second quarter 2017, Nokia paid a dividend of approximately EUR 840 million for financial year 2016 (EUR 0.17 per share), as resolved by the shareholders at the Annual General Meeting held on May 23, 2017. Related to the dividend paid, a withholding tax of approximately EUR 120 million is expected to be paid in the third quarter 2017.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q2’17	Q2’16	Q1’17	Q1-Q2’17	Q1-Q2’16	Q2’17	Q2’16	Q1’17	Q1-Q2’17	Q1-Q2’16
Net sales (notes 2, 3, 4) (1)	5 619	5 576	5 378	10 996	11 088	5 629	5 670	5 388	11 017	11 285
Cost of sales (1)	(3 383)	(3 545)	(3 252)	(6 635)	(7 479)	(3 279)	(3 464)	(3 192)	(6 471)	(6 852)
Gross profit (notes 2, 3) (1)	2 236	2 031	2 125	4 361	3 608	2 350	2 205	2 196	4 546	4 433
Research and development expenses (1)	(1 214)	(1 236)	(1 265)	(2 479)	(2 500)	(1 041)	(1 074)	(1 080)	(2 122)	(2 182)
Selling, general and administrative expenses (1)	(906)	(919)	(919)	(1 825)	(1 891)	(755)	(765)	(781)	(1 536)	(1 513)
Other income and expenses (1)	(162)	(636)	(69)	(230)	(689)	21	(34)	6	26	(61)
Operating (loss)/profit (notes 2, 3)	(45)	(760)	(127)	(173)	(1 472)	574	332	341	915	677
Share of results of associated companies and joint ventures (note 12)	3	2	(9)	(6)	4	3	2	(9)	(6)	4
Financial income and expenses (note 9)	(218)	(32)	(146)	(364)	(135)	(63)	(29)	(81)	(144)	(96)
(Loss)/Profit before tax (note 2)	(261)	(791)	(282)	(543)	(1 604)	514	305	251	765	585
Income tax (expense)/benefit (2)	(172)	65	(154)	(325)	166	(74)	(135)	(48)	(122)	(275)
(Loss)/Profit from continuing operations (note 2) (2)	(433)	(726)	(435)	(868)	(1 437)	441	171	203	644	310
(Loss)/Profit attributable to equity holders of the parent (2)	(423)	(667)	(473)	(896)	(1 291)	449	194	196	646	346
Non-controlling interests (2)	(9)	(58)	37	28	(147)	(9)	(24)	6	(2)	(37)
(Loss)/Profit from discontinued operations	(14)	2	(15)	(29)	17	0	0	0	0	0
(Loss)/Profit attributable to equity holders of the parent	(14)	2	(15)	(29)	17	0	0	0	0	0
Non-controlling interests	0	0	0	0	0	0	0	0	0	0
(Loss)/Profit for the period (2)	(447)	(723)	(450)	(897)	(1 420)	441	170	203	644	310
(Loss)/Profit attributable to equity holders of the parent (2)	(437)	(665)	(488)	(925)	(1 273)	449	194	196	646	346
Non-controlling interests (2)	(9)	(58)	37	28	(147)	(9)	(24)	6	(2)	(37)
Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations (2)	(0.07)	(0.12)	(0.08)	(0.16)	(0.23)	0.08	0.03	0.03	0.11	0.06
Discontinued operations	0.00	0.00	0.00	(0.01)	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period (2)	(0.08)	(0.12)	(0.09)	(0.16)	(0.22)	0.08	0.03	0.03	0.11	0.06
Diluted earnings per share
Continuing operations (2)	(0.07)	(0.12)	(0.08)	(0.16)	(0.23)	0.08	0.03	0.03	0.11	0.06
Discontinued operations	0.00	0.00	0.00	(0.01)	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period (2)	(0.08)	(0.12)	(0.09)	(0.16)	(0.22)	0.08	0.03	0.03	0.11	0.06
Average number of shares (‘000 shares)
Basic	5 670 332	5 746 107	5 709 171	5 689 644	5 697 975	5 670 332	5 746 107	5 709 171	5 689 644	5 697 975
Diluted	5 670 332	5 771 511	5 709 171	5 689 644	5 715 563	5 687 058	5 759 476	5 727 766	5 705 415	5 726 180
From continuing operations:
Depreciation and amortization (notes 2, 3)	(407)	(411)	(404)	(811)	(817)	(146)	(162)	(141)	(287)	(298)

(1) In Q1’17, Nokia adopted a more activity-based allocation method which resulted in changes to allocation and presentation principles of certain costs. In addition, it changed the presentation of certain hedging gains and losses. Prior year comparatives have been recasted to reflect these changes. Refer to Note 1, “Basis of preparation”.

(2) Reported Q1-Q2’16 result is not comparable to the previously published Reported Q1-Q2’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

EUR million	Reported Q2’17	Reported Q2’16	Reported Q1’17	Reported Q1-Q2’17	Reported Q1-Q2’16
(Loss) for the period (1)	(447)	(723)	(450)	(897)	(1 420)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	70	92	227	297	(373)
Income tax related to items that will not be reclassified to profit or loss	(7)	(59)	(106)	(113)	100
Items that may be reclassified subsequently to profit or loss:
Translation differences	(991)	313	(146)	(1 137)	(366)
Net investment hedges	260	(28)	16	276	19
Cash flow hedges	83	(39)	(10)	73	(16)
Available-for-sale investments (note 9)	(29)	(48)	6	(23)	(109)
Other increase/(decrease), net	1	(2)	5	6	(1)
Income tax related to items that may be reclassified subsequently to profit or loss	(65)	16	(4)	(69)	5

Other comprehensive (loss)/income, net of tax	(678)	245	(12)	(690)	(741)

Total comprehensive loss (1)	(1 125)	(478)	(462)	(1 587)	(2 161)

Attributable to:
Equity holders of the parent (1)	(1 073)	(445)	(494)	(1 567)	(1 955)
Non-controlling interests (1)	(52)	(33)	32	(20)	(206)
	(1 125)	(478)	(462)	(1 587)	(2 161)

Attributable to equity holders of the parent:
Continuing operations (1)	(1 059)	(447)	(479)	(1 538)	(1 972)
Discontinued operations	(14)	2	(15)	(29)	17
	(1 073)	(445)	(494)	(1 567)	(1 955)

Attributable to non-controlling interests:
Continuing operations (1)	(52)	(33)	32	(20)	(206)
Discontinued operations	0	0	0	0	0
	(52)	(33)	32	(20)	(206)

(1) Reported Q1-Q2’16 result is not comparable to the previously published Reported Q1-Q2’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	June 30, 2017	June 30, 2016	December 31, 2016
ASSETS
Goodwill	5 554	5 383	5 724
Other intangible assets	4 647	5 453	5 236
Property, plant and equipment	1 863	1 944	1 981
Investments in associated companies and joint ventures	113	100	116
Available-for-sale investments (note 9)	949	1 055	1 040
Deferred tax assets (note 8)	5 408	5 292	5 701
Other non-current financial assets (note 9)	250	178	254
Defined benefit pension assets (note 7)	3 868	3 324	3 802
Other non-current assets	295	330	327
Non-current assets	22 948	23 060	24 182
Inventories	2 950	2 798	2 506
Accounts receivable, net of allowances for doubtful accounts (note 9)	6 401	6 626	6 972
Prepaid expenses and accrued income	1 629	1 466	1 296
Social security, VAT and other indirect taxes	913	670	560
Divestment related receivables	86	130	90
Other	630	665	645
Current income tax assets	286	296	279
Other financial assets (note 9)	409	244	296
Investments at fair value through profit and loss, liquid assets (note 9)	0	747	327
Available-for-sale investments, liquid assets (note 9)	1 270	1 791	1 502
Cash and cash equivalents (note 9)	6 647	8 449	7 497
Current assets	19 593	22 417	20 674
Assets held for sale	41	53	44
Total assets	42 581	45 530	44 901

	June 30, 2017	June 30, 2016	December 31, 2016
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	410	381	439
Treasury shares	(1 126)	(704)	(881)
Translation differences	(384)	(17)	483
Fair value and other reserves	709	(181)	488
Reserve for invested non-restricted equity	15 616	15 771	15 731
Retained earnings	1 682	3 373	3 588
Capital and reserves attributable to equity holders of the parent	17 154	18 868	20 094
Non-controlling interests	858	1 259	881
Total equity	18 012	20 127	20 975
Long-term interest-bearing liabilities (notes 9, 13)	3 577	3 593	3 657
Deferred tax liabilities (note 8)	392	383	403
Defined benefit pension and post-retirement liabilities (note 7)	4 743	5 368	5 000
Deferred revenue and other long-term liabilities	2 596	1 477	1 453
Advance payments and deferred revenue	2 404	1 157	1 171
Other (note 9)	192	320	282
Provisions (note 10)	730	521	808
Non-current liabilities	12 038	11 341	11 321
Short-term interest bearing liabilities (notes 9, 13)	376	317	371
Other financial liabilities (note 9)	244	296	236
Current income tax liabilities	693	466	634
Accounts payable (note 9)	3 545	3 498	3 781
Accrued expenses, deferred revenue and other liabilities	6 543	7 823	6 412
Advance payments and deferred revenue	3 309	3 228	3 178
Salaries, wages and social charges	1 260	1 364	1 576
Other	1 973	3 231	1 659
Provisions (note 10)	1 131	1 660	1 172
Current liabilities	12 532	14 061	12 605
Total shareholders’ equity and liabilities	42 581	45 530	44 901
Interest-bearing liabilities, EUR million	3 953	3 910	4 027
Shareholders’ equity per share, EUR	3.04	3.27	3.51
Number of shares (1 000 shares, excluding treasury shares)	5 651 797	5 771 570	5 720 503

June 30, 2016 consolidated statement of financial position has been adjusted to reflect the impact of significant updates to the Alcatel-Lucent purchase price allocation that were determined during 2016 but subsequent to the second quarter 2016.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q2’17	Q2’16	Q1’17	Q1-Q2’17	Q1-Q2’16
Cash flow from operating activities
(Loss) for the period (1)	(447)	(723)	(450)	(897)	(1 420)
Adjustments, total (note 14) (1)	906	1 019	741	1 647	1 401
Change in net working capital (note 14)	1 013	(794)	(544)	469	(1 766)
Cash from/(used in) operations	1 472	(498)	(253)	1 219	(1 785)
Interest received	16	34	18	34	55
Interest paid	(208)	(30)	(148)	(356)	(217)
Income taxes, net paid	(241)	(122)	(90)	(331)	(252)
Net cash from/(used in) operating activities	1 039	(616)	(473)	566	(2 199)
Cash flow from investing activities
Acquisition of businesses, net of cash acquired	(310)	(179)	(79)	(389)	5 976
Purchase of current available-for-sale investments, liquid assets	(853)	(988)	(771)	(1 624)	(1 893)
Purchase of non-current available-for-sale investments	(17)	(25)	(19)	(36)	(36)
Purchase of shares in associated companies	0	0	(10)	(10)	0
(Payment of)/proceeds from other long-term loans receivable	(2)	0	0	(2)	19
Payment of from short-term loans receivable	(1)	(32)	0	(1)	(50)
Capital expenditures	(142)	(104)	(150)	(292)	(187)
Proceeds from disposal of businesses, net of disposed cash	(1)	2	0	(1)	(22)
Proceeds from disposal of shares in associated companies	0	10	0	0	10
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	1 064	1 627	775	1 839	2 598
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	324	0	0	324	5
Proceeds from sale of non-current available-for-sale investments	43	59	39	82	112
Proceeds from sale of property, plant and equipment and intangible assets	25	1	3	28	3
Net cash from/(used in) investing activities	130	371	(212)	(82)	6 535
Cash flow from financing activities
Proceeds from stock option exercises	0	(4)	0	0	4
Purchase of treasury shares	(176)	0	(237)	(413)	0
Purchase of equity instruments of subsidiaries	(30)	(139)	0	(30)	(139)
Proceeds from long-term borrowings	883	0	1 241	2 124	0
Repayment of long-term borrowings	(1 260)	(603)	(759)	(2 019)	(2 525)
Proceeds from/(payment of) short-term borrowings	86	80	(67)	19	(153)
Dividends paid and other contributions to shareholders	(843)	0	0	(843)	0
Net cash (used in)/from financing activities	(1 340)	(666)	178	(1 162)	(2 813)
Foreign exchange adjustment	(169)	17	(3)	(172)	(69)
Net (decrease)/increase in cash and cash equivalents	(340)	(894)	(510)	(850)	1 454
Cash and cash equivalents at beginning of period	6 987	9 343	7 497	7 497	6 995
Cash and cash equivalents at end of period	6 647	8 449	6 987	6 647	8 449

(1) Reported Q1-Q2’16 result is not comparable to the previously published Reported Q1-Q2’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 502	21	10 523
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(264)	0	0	(264)	(11)	(274)
Translation differences	0	0	0	(317)	0	0	0	(317)	(49)	(366)
Net investment hedges, net of tax	0	0	0	15	0	0	0	15	0	15
Cash flow hedges, net of tax	0	0	0	0	(12)	0	0	(12)	0	(12)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(105)	0	0	(105)	0	(105)
Other increase/decrease, net	0	0	0	0	1	0	0	1	0	1
Loss for the period	0	0	0	0	0	0	(1 273)	(1 273)	(147)	(1 420)
Total comprehensive loss	0	0	0	(302)	(380)	0	(1 274)	(1 955)	(206)	(2 161)
Share-based payment	0	41	0	0	0	0	0	41	0	41
Excess tax benefit on share-based payment	0	(2)	0	0	0	0	0	(2)	0	(2)
Settlement of performance and restricted shares	0	(8)	14	0	0	(10)	0	(4)	0	(4)
Stock options exercise	0	2	0	0	0	2	0	4	0	4
Dividends	0	0	0	0	0	0	(1 501)	(1 501)	(10)	(1 511)
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 775	13 391
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	(7)	(5)	359	(171)	176	(321)	(144)
Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond - equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	1	14	(7)	(5)	11 951	(1 633)	10 321	1 444	11 765
June 30, 2016	246	381	(704)	(17)	(181)	15 771	3 373	18 868	1 259	20 127

January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	181	0	0	181	0	181
Translation differences	0	0	0	(1 088)	0	0	0	(1 088)	(49)	(1 137)
Net investment hedges, net of tax	0	0	0	221	0	0	0	221	0	221
Cash flow hedges, net of tax	0	0	0	0	58	0	0	58	0	58
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(20)	0	0	(20)	0	(20)
Other increase/decrease, net	0	0	0	0	3	0	3	6	1	7
Loss for the period	0	0	0	0	0	0	(925)	(925)	28	(897)
Total comprehensive loss	0	0	0	(867)	222	0	(922)	(1 567)	(20)	(1 587)
Share-based payment	0	27	0	0	0	0	0	27	0	27
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(60)	153	0	0	(115)	0	(22)	0	(22)
Acquisition of treasury shares	0	0	(398)	0	0	0	0	(398)	0	(398)
Dividends	0	0	0	0	0	0	(963)	(963)	(3)	(966)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	18	18
Acquisition of non-controlling interests	0	0	0	0	0	0	(21)	(21)	(18)	(39)
Other movements	0	1	0	0	0	0	0	1	0	1
Total of other equity movements	0	(29)	(245)	0	0	(114)	(984)	(1 373)	(3)	(1 376)
June 30, 2017	246	410	(1 126)	(384)	709	15 616	1 682	17 154	858	18 012

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). This condensed financial statement information should be read in conjunction with the financial statements for 2016, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2016, except as described below in relation to the revised allocation methodology and changes to presentation of certain hedging gains and losses.

This financial report was authorized for issue by management on July 26, 2017.

Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons.

Nokia has reviewed the allocation of expenses across functions and segments, and as of the first quarter 2017, a more activity-based allocation method has been adopted which resulted in changes in presentation of certain expenses by both function and segment. In addition, related to the acquisition of Alcatel-Lucent, Nokia’s foreign exchange hedging activities were reviewed in order to develop harmonized hedging practices. As of the first quarter 2017, all gains and losses from hedging operative forecasted net foreign exchange exposures are recorded in other income and expenses, regardless of whether hedge accounting is applied or not. Previously, these hedging gains and losses were recorded primarily as an adjustment to net sales if cash flow hedge accounting was applied. Impact of these adjustments are not considered to be material.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

On January 1, 2017, Nokia adopted amendments to IAS 7, Statement of Cash Flows and IAS 12, Income Taxes. The amendments to IAS 7 are part of the IASB’s Disclosure Initiative and help users of financial statements better understand changes in an entity’s debt arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments to IAS 12 relate to potential restrictions of tax laws to sources of taxable profits against which an entity may make deductions on the reversal of deductible temporary difference as well as provide additional guidance on how an entity should determine future taxable profits. The amendments did not have a material impact on Nokia’s consolidated financial statements.

Standards issued but not yet effective

The following new standards issued by the IASB are expected to be relevant to Nokia’s operations and financial position when adopted.

IFRS 9 Financial instruments

IFRS 9, Financial Instruments, was issued in July 2014 and it replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets and liabilities, introduces a new impairment model and a new hedge accounting model. Nokia will adopt the standard on the effective date of January 1, 2018. At adoption Nokia plans not to restate comparative periods, but will present the cumulative effect of adopting IFRS 9 as a transition adjustment to the opening balance of equity on January 1, 2018.

Nokia’s investments in venture funds that are currently classified as non-current available-for-sale investments will be classified at fair value through profit or loss. Upon initial application the accumulated fair value adjustment, currently recorded to other comprehensive income, will be presented as an adjustment to opening balance of equity. Based on review procedures to date this is expected to be the most significant transition adjustment for Nokia as no significant impacts have been identified in the assessment of the new impairment and hedge accounting models. Nokia continues to assess all potential impacts of IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods and services to a customer. Nokia will adopt the standard on the effective date of January 1, 2018. The new standard replaces IAS 18, Revenue, and IAS 11, Construction contracts. Nokia plans to adopt the standard by applying the modified retrospective method with the cumulative effect of adopting IFRS 15 presented as an adjustment to the opening balance of equity on January 1, 2018.

Based on review procedures on existing contracts completed to date, Nokia has not identified a material impact, with total impact to retained earnings amounting to less than one percent. We are currently assessing certain license transfer contracts where revenue may be recorded earlier at a point in time instead of over time. Due to the complexity of some of our license subscription contracts, the actual revenue recognition treatment required under the new standard will be dependent on contract-specific terms. Also, revenue related to certain software contracts is likely to change from over time under the current standard to point in time. Nokia continues to assess all potential impacts of the new standard, including assessments for contracts entered into during the second half of the year.

Currency exposures, approximately (unaudited)

	Q2’17		Q2’16		Q1’17
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~30%	~20%	~30%	~20%	~30%
USD	~50%	~40%	~50%	~40%	~50%	~40%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~20%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q2’17 balance sheet rate 1 EUR = 1.14 USD

End of Q2’16 balance sheet rate 1 EUR = 1.11 USD

End of Q1’17 balance sheet rate 1 EUR = 1.07 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION, (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the Acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported
EUR million	Q2’17	Q2’17	Q2’17	Q2’16	Q2’16	Q2’16	Q1-Q2’17	Q1-Q2’17	Q1-Q2’17	Q1-Q2’16	Q1-Q2’16	Q1-Q2’16
Net sales	5 629	(11)	5 619	5 670	(93)	5 576	11 017	(21)	10 996	11 285	(197)	11 088
Cost of sales	(3 279)	(103)	(3 383)	(3 464)	(81)	(3 545)	(6 471)	(164)	(6 635)	(6 852)	(628)	(7 479)
Gross profit	2 350	(114)	2 236	2 205	(174)	2 031	4 546	(185)	4 361	4 433	(825)	3 608
% of net sales	41.7%		39.8%	38.9%		36.4%	41.3%		39.7%	39.3%		32.5%
Research and development expenses	(1 041)	(173)	(1 214)	(1 074)	(162)	(1 236)	(2 122)	(357)	(2 479)	(2 182)	(319)	(2 500)
% of net sales	18%		22%	19%		22%	19%		23%	19%		23%
Selling, general and administrative expenses	(755)	(151)	(906)	(765)	(154)	(919)	(1 536)	(289)	(1 825)	(1 513)	(378)	(1 891)
% of net sales	13%		16%	13%		16%	14%		17%	13%		17%
Other income and expenses	21	(182)	(162)	(34)	(602)	(636)	26	(257)	(230)	(61)	(627)	(689)
Operating profit/(loss)	574	(620)	(45)	332	(1 092)	(760)	915	(1 088)	(173)	677	(2 149)	(1 472)
% of net sales	10.2%		(0.8)%	5.9%		(13.6)%	8.3%		(1.6)%	6.0%		(13.3)%
Share of results of associated companies and joint ventures	3	0	3	2	0	2	(6)	0	(6)	4	0	4
Financial income and expenses	(63)	(156)	(218)	(29)	(3)	(32)	(144)	(220)	(364)	(96)	(39)	(135)
Profit/(loss) before tax	514	(775)	(261)	305	(1 096)	(791)	765	(1 308)	(543)	585	(2 188)	(1 604)
Income tax (expense)/benefit	(74)	(98)	(172)	(135)	200	65	(122)	(204)	(325)	(275)	442	166
Profit/(loss) from continuing operations	441	(873)	(433)	171	(896)	(726)	644	(1 512)	(868)	310	(1 747)	(1 437)
Equity holders of the parent	449	(873)	(423)	194	(862)	(667)	646	(1 542)	(896)	346	(1 637)	(1 291)
Non-controlling interests	(9)	(1)	(9)	(24)	(34)	(58)	(2)	30	28	(37)	(110)	(147)
Depreciation and amortization	(146)	(260)	(407)	(162)	(249)	(411)	(287)	(524)	(811)	(298)	(519)	(817)
EBITDA	723	(359)	364	495	(843)	(348)	1 196	(564)	632	978	(1 630)	(652)
Share-based payment	12	0	12	29	0	29	33	0	33	49	0	49

Q2’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	5 629	(3 279)	(1 041)	(755)	21	574	(63)	(74)	441	449	(9)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(11)					(11)		3	(7)	(7)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(159)	(99)	(1)	(261)		74	(187)	(186)	(1)
Transaction and related costs, including integration costs		(9)		(51)		(60)		11	(48)	(48)
Restructuring and associated charges				(1)	(166)	(167)		39	(128)	(128)
Product portfolio strategy costs		(93)	(13)		(16)	(121)		26	(96)	(96)
Early redemption cost of debt						0	(156)	31	(125)	(125)
Uncertain tax position in Germany						0		(206)	(206)	(206)
Deferred tax valuation allowance						0		(77)	(77)	(77)
Total non-IFRS exclusions	(11)	(103)	(173)	(151)	(182)	(620)	(156)	(98)	(873)	(873)	(1)
Reported	5 619	(3 383)	(1 214)	(906)	(162)	(45)	(218)	(172)	(433)	(423)	(9)

Q2’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	5 670	(3 464)	(1 074)	(765)	(34)	332	(29)	(135)	171	194	(24)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(93)					(93)		32	(61)	(56)	(5)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(7)	(151)	(96)		(254)		84	(170)	(160)	(10)
Transaction and related costs, including integration costs			(1)	(55)	(7)	(63)		6	(56)	(53)	(3)
Restructuring and associated charges			(2)	(3)	(596)	(601)		60	(540)	(525)	(16)
Product portfolio strategy costs		(75)	(8)			(83)		17	(66)	(66)
Other non-IFRS exclusions in operating profit		1				1			1	1
Early redemption cost of debt						0	(3)		(3)	(3)
Total non-IFRS exclusions	(93)	(81)	(162)	(154)	(602)	(1 092)	(3)	200	(896)	(862)	(34)
Reported	5 576	(3 545)	(1 236)	(919)	(636)	(760)	(32)	65	(726)	(667)	(58)

Q1-Q2’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	11 017	(6 471)	(2 122)	(1 536)	26	915	(144)	(122)	644	646	(2)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(21)					(21)		7	(14)	(14)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(3)	(321)	(199)	(1)	(525)		151	(373)	(373)	(1)
Transaction and related costs, including integration costs		(14)		(88)		(101)		20	(81)	(81)
Restructuring and associated charges				(2)	(240)	(242)		58	(184)	(184)
Product portfolio strategy costs		(146)	(36)		(16)	(198)		43	(155)	(186)	31
Early redemption cost of debt						0	(220)	44	(176)	(176)
Uncertain tax position in Germany						0		(206)	(206)	(206)
Deferred tax valuation allowance						0		(77)	(77)	(77)
Operating model integration						0		(245)	(245)	(245)
Total non-IFRS exclusions	(21)	(164)	(357)	(289)	(257)	(1 088)	(220)	(204)	(1 512)	(1 542)	30
Reported	10 996	(6 635)	(2 479)	(1 825)	(230)	(173)	(364)	(325)	(868)	(896)	28

Q1-Q2’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	11 285	(6 852)	(2 182)	(1 513)	(61)	677	(96)	(275)	310	346	(37)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(197)	(509)				(706)		156	(550)	(495)	(54)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(8)	(310)	(200)		(517)		166	(351)	(320)	(31)
Transaction and related costs, including integration costs			(1)	(172)	(7)	(179)		21	(158)	(154)	(4)
Restructuring and associated charges		(7)	(2)	(3)	(619)	(630)		64	(567)	(550)	(17)
Product portfolio strategy costs		(105)	(9)	(4)	(2)	(120)		22	(98)	(94)	(4)
Other non-IFRS exclusions in operating profit		1	3			4		(1)	3	3
Early redemption cost of debt						0	(39)	14	(25)	(25)
Total non-IFRS exclusions	(197)	(628)	(319)	(378)	(627)	(2 149)	(39)	442	(1 747)	(1 637)	(110)
Reported	11 088	(7 479)	(2 500)	(1 891)	(689)	(1 472)	(135)	166	(1 437)	(1 291)	(147)

3. SEGMENT INFORMATION (unaudited)

Nokia has two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Nokia has aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

Nokia adopted its current operational and reporting structure on April 1, 2017. Previously Nokia had three reportable segments for management reporting purposes: Ultra Broadband Networks and IP/Networks and Applications within Nokia’s Networks business, and Nokia Technologies. Ultra Broadband Networks was comprised of two aggregated operating segments: Mobile Networks and Fixed Networks, and IP Networks and Applications was comprised of two aggregated operating segments: IP/Optical Networks and Applications and Analytics. On March 17, 2017, Nokia announced changes in its organizational structure which included the separation of Nokia’s former Mobile Networks operating segment into two distinct operating segments: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The Global Services operating segment is comprised of the services that resided within the previous Mobile Networks operating segment, including company-wide managed services. Global Services does not include the services of Fixed Networks, IP/Optical Networks and Applications & Analytics, which continue to reside within the respective operating segments.

The chief operating decision maker receives monthly financial information for the operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies of our Annual Report for 2016. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Ultra Broadband Networks

Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware and software for communication service providers, enterprises and related markets/verticals, such as public safety and Internet of Things (“IoT”). The Mobile Networks operating segment consists of the following business units:

• Radio Networks, which includes macro radio access network (“RAN”) offerings for mobile data and voice communication using existing 2G, 3G and LTE technology, as well as evolution to the future 5G standard.

• Converged Core, which is the cloud computing powerhouse for Mobile Networks. This group is responsible for a market leading portfolio in the areas of 3G Core, IP Multimedia Subsystems/Voice over LTE, Subscriber Data Management (“SDM”), Cloud and virtualized software / infrastructure.

• Advanced Mobile Networks Solutions, which creates end-to-end innovative solutions, and is responsible for the portfolios for IoT Connectivity, Public Sector solutions, such as public safety and Microwaves. It is also responsible for Nokia’s award winning Small cells portfolio and unlicensed solutions such as Wi-Fi and MulteFire. The unit is targeting communication service providers as well as vertical businesses.

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The Fixed Networks operating segment consists of the following business units:

• Broadband Access, which consists of advanced copper based solutions such as very high rate digital subscriber line (VDSL2), and innovative vectoring technology to reduce cross-talk interference and improve performance. The Fixed Networks business group is also developing fiber to the home solutions, such as Gigabit Passive Optical Networks (“GPON”) and leading in next-generation fiber access technologies like time wavelength division multiplexing PON (“TWDM-PON”).

• The Digital Home unit is responsible for development of the broadband network termination equipment located at the users’ premises. The main focus is on devices that enable connectivity of users in fiber based network. Recently, the scope is expanding towards specialized models for businesses and enterprises, including Residential Gateway and IoT functions.

• Access Management Solutions provides features required to operate end-to-end fixed networks. The solution also includes value added applications that streamline operations and significantly reduce the operational costs.

• Fixed Networks Services, which is comprised of deployment, maintenance and professional services such as copper and fiber broadband evolution, public switched telephone network transformation, site implementation and outside plant, as well as multi-vendor maintenance.

Global Services

The Global Services operating segment helps communication service providers and vertical customers navigate through complexity and transform their business. The Global Services business group consists of the following business units:

• Network Planning and Optimization, which helps customers maximize their network performance and quality of end users’ experience, while also keeping capex under tight control. Analytics based services powered by Nokia AVA, the cognitive service delivery platform, is designed to satisfy the surging need for a use-case driven approach to addressing customer pain points.

• Network Implementation, which deploys, expands and modernizes mobile networks of the communication service providers, enterprise and public sector customers in growth and mature markets, thus optimizing customers’ total cost of ownership (both capex and opex) and deployment schedules while minimizing risks.

• Systems Integration, which offers network architecture, integration, customization, and migration services. Portfolio focuses on core & SDM, data center services, telco cloud, transformation and prime integration for communication service providers and other specific services for vertical customers.

• Care, which assures optimal network availability by providing network operation support, maintenance, orchestration and expert services. With the power of Nokia AVA and its latest analytics and automation, our offering includes proactive and predictive solutions that are fully customizable to local and customer-specific requirements.

• Managed Services, which provides tailored packages for its communication service providers, public sector, transport and utility customers to help them transform their business and excel in the fixed, mobile, applications and IP domains. The full portfolio comprises of network and service management, a build-operate-transfer model, hosting, advanced analytics, IoT, cloud and security operations.

IP Networks and Applications

IP Networks and Applications comprises IP/Optical Networks and Applications & Analytics operating segments.

The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. The IP/Optical Networks business group consists of the following business units:

• IP Routing, which includes solutions for advanced residential, business and mobile services spanning the IP core, IP edge, Mobile Packet Core and IP/Ethernet metro and access. It also includes Nuage Networks, which makes datacenter and branch network resources as readily consumable and efficient as cloud computing and storage. It also includes Video, which leverages the latest in cloud and streaming technologies to efficiently deliver an exceptional video experience.

• Optical networks includes Wavelength Division Multiplexing and wavelength routing, allowing for high data capacity by multiplexing many wavelengths over each fiber and programmability by dynamically routing wavelengths across the network.

The Applications & Analytics operating segment provides intelligent software and services that help service providers build strong digital businesses. Applications & Analytics consists of the following business units:

• Network Management, which provides a single consolidated view of any mobile network and includes tools for troubleshooting, administration, software management and configuration management.

• Emerging Businesses, which includes cloud management and orchestration, network analytics, self-organizing networks, security software and IoT platforms.

• Business Support Systems, which offers a digital commerce software platform that supports millions of transactions daily.

• Service Delivery Platforms (“SDP”), which enables scalable, cloud-based session border control, diameter routing, and authentication, authorization and accounting functions to control a wide variety of agile and innovative new services.  SDP also provides the cloud-based communications platforms and open application program interfaces to enable global enterprises to transform their communications infrastructure.

• Operational Support Systems (“OSS”), which automates traditional OSS fulfillment and assurance stacks and is able to integrate complex multivendor operations support systems.  Our offerings include the device management platform and assurance software portfolio, and an Autonomous Care solution that uses machine learning and bots to prevent and manage issues without human intervention.

• Services, which is dedicated to helping customers with transformation solutions and planning, with strong experience in complex cloud implementations, advanced data science, security assessments, evolved Service Operations Centers and new IoT services.

Nokia Technologies

The Nokia Technologies operating segment has two main objectives: to drive growth and renewal in its existing patent licensing business; and to build new businesses based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q2’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 165	1 448	1 358	4 971	369	307	(18)	5 629	(11)	5 619
Cost of sales	(1 125)	(1 142)	(759)	(3 026)	(17)	(253)	18	(3 279)	(103)	(3 383)
Gross profit	1 040	305	600	1 945	352	54	0	2 350	(114)	2 236
% of net sales	48.0%	21.1%	44.2%	39.1%	95.4%	17.6%		41.7%		39.8%

Research and development expenses	(581)	(21)	(314)	(916)	(60)	(66)	0	(1 041)	(173)	(1 214)
% of net sales	27%	1%	23%	18%	16%	21%		18%		22%

Selling, general and administrative expenses	(293)	(159)	(199)	(652)	(50)	(53)	0	(755)	(151)	(906)
% of net sales	14%	11%	15%	13%	14%	17%		13%		16%

Other income and expenses	25	(1)	6	30	(12)	3	0	21	(182)	(162)
Operating profit/(loss)	191	123	91	406	230	(62)	0	574	(620)	(45)
% of net sales	8.8%	8.5%	6.7%	8.2%	62.3%	(20.2)%		10.2%		(0.8)%
Depreciation and amortization	(67)	(21)	(42)	(130)	(4)	(12)	0	(146)	(260)	(407)
Share of results of associated companies and joint ventures	3	0	0	3	0	0	0	3	0	3
EBITDA	261	144	133	539	234	(50)	0	723	(359)	364

(1) Mobile Networks net sales of EUR 1 619 million, Fixed Networks net sales of EUR 546 million.

(2) IP Routing net sales of EUR 654 million, Optical Networks net sales of EUR 339 million and Applications & Analytics net sales of EUR 365 million.

(3) Includes Total Services net sales of EUR 2 063 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 448 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 356	1 444	1 421	5 222	194	270	(16)	5 670	(93)	5 576
Cost of sales	(1 246)	(1 201)	(809)	(3 256)	(7)	(218)	16	(3 464)	(81)	(3 545)
Gross profit	1 110	244	612	1 966	187	52	0	2 205	(174)	2 031
% of net sales	47.1%	16.9%	43.1%	37.6%	96.4%	19.3%		38.9%		36.4%

Research and development expenses	(614)	(24)	(310)	(948)	(57)	(70)	0	(1 074)	(162)	(1 236)
% of net sales	26%	2%	22%	18%	29%	26%		19%		22%

Selling, general and administrative expenses	(304)	(170)	(190)	(664)	(39)	(63)	0	(765)	(154)	(919)
% of net sales	13%	12%	13%	13%	20%	23%		13%		16%

Other income and expenses	(9)	(15)	(17)	(41)	(2)	10	0	(34)	(602)	(636)
Operating profit/(loss)	184	34	95	313	89	(70)	0	332	(1 092)	(760)
% of net sales	7.8%	2.4%	6.7%	6.0%	45.9%	(25.9)%		5.9%		(13.6)%
Depreciation and amortization	(94)	(18)	(39)	(151)	(2)	(10)	0	(162)	(249)	(411)
Share of results of associated companies and joint ventures	2	0	0	2	0	0	0	2	0	2
EBITDA	279	53	134	466	91	(61)	0	495	(843)	(348)

(1) Mobile Networks net sales of EUR 1 727 million, Fixed Networks net sales of EUR 629 million.

(2) IP Routing net sales of EUR 713 million, Optical Networks net sales of EUR 375 million and Applications & Analytics net sales of EUR 334 million.

(3) Includes Total Services net sales of EUR 2 039 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 444 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 236	1 361	1 304	4 902	247	254	(15)	5 388	(11)	5 378
Cost of sales	(1 105)	(1 118)	(744)	(2 967)	(13)	(227)	15	(3 192)	(61)	(3 252)
Gross profit	1 131	243	560	1 935	234	27	0	2 196	(71)	2 125
% of net sales	50.6%	17.9%	42.9%	39.5%	94.7%	10.6%		40.8%		39.5%

Research and development expenses	(583)	(23)	(338)	(944)	(61)	(76)	0	(1 080)	(184)	(1 265)
% of net sales	26%	2%	26%	19%	25%	30%		20%		24%

Selling, general and administrative expenses	(300)	(164)	(203)	(667)	(58)	(56)	0	(781)	(138)	(919)
% of net sales	13%	12%	16%	14%	23%	22%		14%		17%

Other income and expenses	(3)	(2)	4	0	0	6	0	6	(74)	(69)
Operating profit/(loss)	245	55	23	324	116	(99)	0	341	(468)	(127)
% of net sales	11.0%	4.0%	1.8%	6.6%	47.0%	(39.0)%		6.3%		(2.4)%
Depreciation and amortization	(64)	(19)	(43)	(126)	(4)	(11)	0	(141)	(264)	(404)
Share of results of associated companies and joint ventures	1	0	0	1	(10)	0	0	(9)	0	(9)
EBITDA	311	75	66	451	109	(88)	0	472	(204)	268

(1) Mobile Networks net sales of EUR 1 735 million, Fixed Networks net sales of EUR 501 million.

(2) IP Routing net sales of EUR 621 million, Optical Networks net sales of EUR 324 million and Applications & Analytics net sales of EUR 359 million.

(3) Includes Total Services net sales of EUR 1 909 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 361 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q2’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	4 401	2 809	2 663	9 873	616	562	(33)	11 017	(21)	10 996
Cost of sales	(2 230)	(2 261)	(1 503)	(5 993)	(30)	(481)	33	(6 471)	(164)	(6 635)
Gross profit	2 171	548	1 159	3 879	586	81	0	4 546	(185)	4 361
% of net sales	49.3%	19.5%	43.5%	39.3%	95.1%	14.4%		41.3%		39.7%

Research and development expenses	(1 164)	(44)	(652)	(1 860)	(121)	(142)	0	(2 122)	(357)	(2 479)
% of net sales	26%	2%	24%	19%	20%	25%		19%		23%

Selling, general and administrative expenses	(594)	(323)	(403)	(1 319)	(108)	(109)	0	(1 536)	(289)	(1 825)
% of net sales	13%	11%	15%	13%	18%	19%		14%		17%

Other income and expenses	22	(3)	10	30	(12)	9	0	26	(257)	(230)
Operating profit/(loss)	437	179	114	730	346	(161)	0	915	(1 088)	(173)
% of net sales	9.9%	6.4%	4.3%	7.4%	56.2%	(28.6)%		8.3%		(1.6)%
Depreciation and amortization	(131)	(40)	(85)	(256)	(8)	(23)	0	(287)	(524)	(811)
Share of results of associated companies and joint ventures	4	0	0	4	(10)	0	0	(6)	0	(6)
EBITDA	572	219	199	990	343	(138)	0	1 196	(564)	632

(1) Mobile Networks net sales of EUR 3 353 million, Fixed Networks net sales of EUR 1 048 million.

(2) IP Routing net sales of EUR 1 275 million, Optical Networks net sales of EUR 663 million and Applications & Analytics net sales of EUR 724 million.

(3) Includes Total Services net sales of EUR 3 972 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 2 809 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q2’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	4 653	2 888	2 874	10 415	391	506	(28)	11 285	(197)	11 088
Cost of sales	(2 497)	(2 338)	(1 609)	(6 444)	(9)	(427)	28	(6 852)	(628)	(7 479)
Gross profit	2 156	550	1 265	3 972	383	79	0	4 433	(825)	3 608
% of net sales	46.3%	19.0%	44.0%	38.1%	98.0%	15.6%		39.3%		32.5%

Research and development expenses	(1 226)	(49)	(650)	(1 924)	(114)	(143)	0	(2 182)	(319)	(2 500)
% of net sales	26%	2%	23%	18%	29%	28%		19%		23%

Selling, general and administrative expenses	(602)	(343)	(388)	(1 333)	(71)	(109)	0	(1 513)	(378)	(1 891)
% of net sales	13%	12%	14%	13%	18%	22%		13%		17%

Other income and expenses	(17)	(22)	(25)	(64)	(2)	5	0	(61)	(627)	(689)
Operating profit/(loss)	311	137	202	650	195	(169)	0	677	(2 149)	(1 472)
% of net sales	6.7%	4.7%	7.0%	6.2%	49.9%	(33.4)%		6.0%		(13.3)%
Depreciation and amortization	(165)	(31)	(78)	(274)	(3)	(20)	0	(298)	(519)	(817)
Share of results of associated companies and joint ventures	4	0	0	4	0	0	0	4	0	4
EBITDA	480	168	280	928	199	(149)	0	978	(1 630)	(652)

(1) Mobile Networks net sales of EUR 3 405 million, Fixed Networks net sales of EUR 1 248 million.

(2) IP Routing net sales of EUR 1 430 million, Optical Networks net sales of EUR 752 million and Applications & Analytics net sales of EUR 692 million.

(3) Includes Total Services net sales of EUR 4 061 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 2 888 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA, reported (unaudited)

			YoY		QoQ			YoY
EUR million	Q2’17	Q2’16	change	Q1’17	change	Q1-Q2’17	Q1-Q2’16	change
Asia-Pacific	1 037	976	6%	1 056	(2)%	2 093	2 084	0%
Europe	1 676	1 501	12%	1 377	22%	3 053	3 016	1%
Greater China	637	688	(7)%	564	13%	1 202	1 266	(5)%
Latin America	306	355	(14)%	234	31%	540	700	(23)%
Middle East & Africa	435	402	8%	406	7%	840	792	6%
North America	1 528	1 655	(8)%	1 740	(12)%	3 268	3 230	1%
Total	5 619	5 577	1%	5 378	4%	10 996	11 087	(1)%

5. PERSONNEL BY GEOGRAPHIC AREA, (unaudited)

	June 30, 2017	June 30, 2016	YoY change	March 31, 2017	QoQ change
Asia-Pacific	22 148	21 882	1%	21 648	2%
Europe	38 914	38 556	1%	38 482	1%
Greater China	17 760	19 151	(7)%	18 619	(5)%
Latin America	3 968	3 943	1%	3 347	19%
Middle East & Africa	3 974	4 070	(2)%	3 963	0%
North America	15 185	15 790	(4)%	15 024	1%
Total	101 949	103 392	(1)%	101 083	1%

6. ACQUISITIONS, reported (unaudited)

Acquisitions completed during the first half of 2017 did not have a material impact to the consolidated statement of financial position, comprehensive income or cash flows. The provisional aggregate purchase price, aggregate net assets and aggregate goodwill amount to EUR 398 million, EUR 255 million and EUR 143 million, respectively. The purchase accounting for the acquisitions is ongoing and Nokia will conduct additional analysis that will result in adjustments in the subsequent quarters of 2017.

Deepfield Networks Inc

On January 31, 2017 Nokia acquired 100% ownership interest in Deepfield Networks Inc., a United States-based leader in real-time analytics for IP network performance management and security. The goodwill arising from the acquisition was allocated to IP/Optical Networks.

Comptel Corporation

On February 8, 2017 Nokia and Comptel Corporation (“Comptel”) entered into a Transaction Agreement where Nokia undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel, or any of its subsidiaries. The tender offer expired on March 29, 2017. The preliminary results of the tender offer were announced on March 30, 2017 and the final results on April 3, 2017. As part of the tender offer, Nokia acquired approximately 88.44% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 83.34% of all the shares and votes of Comptel on a fully diluted basis. Nokia waived the Minimum Acceptance Condition of the tender offer and consolidated Comptel as of March 30, 2017.

Including the Comptel shares acquired through market purchases, as of March 31, 2017, Nokia held approximately 90.51% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 85.30% of all the shares and votes of Comptel on a fully diluted basis. The additional Comptel shares acquired by Nokia through market purchases were accounted as separate transactions with non-controlling interests with any gain or loss recognized within Nokia’s consolidated retained earnings.

Nokia commenced a subsequent offer period on April 4, 2017. The offer period expired on April 19, 2017. Additionally, Nokia continued to acquire the remaining Comptel shares through market purchases. As Nokia’s holding exceeded nine tenths (9/10) of all the shares and votes in Comptel, Nokia also entered into, in accordance to the  Finnish Limited Liability Companies Act, the redemption process of the shares held by the non-controlling interest. Information regarding the redemption right was registered with the Finnish Trade Register on April 7, 2017. The Arbitral Tribunal appointed by the Redemption Committee of the Finland Chamber of Commerce confirmed on June 28, 2017 that Nokia has the right to redeem the minority shares in Comptel and that Nokia has the right to obtain title to the minority shares by lodging a security approved by the Arbitral Tribunal for the payment of the redemption price and the interest accruing thereon. Nokia reports thus a 100% ownership interest in Comptel on June 30, 2017.

The goodwill arising from the acquisition was allocated to Applications and Analytics.

7. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS, reported (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

95% of Nokia’s defined benefit obligation and 97% of plan assets fair values were remeasured as of June 30, 2017. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-employment obligations is considered not material.

The weighted average discount rates used to measure Nokia’s pension and post-retirement obligations as of June 30, 2017 have been updated and were as follows:

Discount rates

	June 30, 2017	June 30, 2016	December 31, 2016
U.S. Pension	3.4	3.0	3.7
U.S. Post-retirement healthcare and other	3.1	2.7	3.4
U.S. Post-retirement group life	3.6	3.3	3.8
Euro - Pension (1)	1.7	1.8	1.5
U.K. - Pension	2.6	2.8	2.7

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Change in pension and post-retirement net asset/(liability) recognized

	June 30, 2017			June 30, 2016			December 31, 2016
EUR million	Pension benefits (1)	Post-retirement benefits	Total	Pension benefits (1)	Post-retirement benefits	Total	Pension benefits (1)	Post-retirement benefits	Total

Net liability recognized at January 1	1 284	(2 482)	(1 198)	(398)	0	(398)	(398)	0	(398)
Current service cost	(88)	0	(88)	(66)	0	(66)	(155)	0	(155)
Net interest income/(expense)	22	(43)	(21)	10	(47)	(37)	27	(92)	(65)
Curtailment	(28)	(1)	(29)	(6)	0	(6)	(2)	0	(2)
Total expense recognized in the income statement	(94)	(44)	(138)	(62)	(47)	(109)	(130)	(92)	(222)
Actuarial gains/(losses) for the period	386	(1)	385	(200)	(144)	(344)	679	179	858
Change in asset ceiling, excluding amounts included in net interest (expense)	(88)	0	(88)	(29)	0	(29)	(245)	0	(245)
Total recognized in other comprehensive income	298	(1)	297	(229)	(144)	(373)	434	179	613
Exchange differences	(151)	192	41	(16)	39	23	7	(89)	(82)
Contributions and benefits paid	137	(2)	135	80	7	87	186	10	196
Transfers	0	0	0	0	0	0	(199)	154	(45)
Acquisitions through business combinations	0	(12)	(12)	1 370	(2 644)	(1 274)	1 384	(2 644)	(1 260)
Net (liability)/asset recognized at the end of the period	1 474	(2 349)	(875)	745	(2 789)	(2 044)	1 284	(2 482)	(1 198)
of which:
- Defined benefit pension assets	3 868	0	3 868	3 324	0	3 324	3 802	0	3 802
- Pension, retirements indemnities and post-employment benefits liabilities	(2 394)	(2 349)	(4 743)	(2 579)	(2 789)	(5 368)	(2 518)	(2 482)	(5 000)

(1) Includes pensions, retirement indemnities and end-of-service gratuities.

Funded status

	June 30, 2017	June 30, 2016	December 31, 2016
Defined benefit obligation	(26 810)	(30 206)	(28 663)
Fair value of plan assets	26 307	28 211	27 770
Funded status	(503)	(1 995)	(893)
Impact of the asset ceiling	(372)	(49)	(305)
Net liability recognized at end of period	(875)	(2 044)	(1 198)

8. DEFERRED TAXES, reported (unaudited)

At June 30, 2017, Nokia had recognized deferred tax assets of EUR 5.4 billion. The recognition of deferred tax assets is based on offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.4 billion) and the United States (EUR 1.9 billion). Based on the recent years’ profitability in Finland and the United States and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future. In 2016 and 2017, Finland incurred an accounting loss due to significant integration and restructuring costs following the acquisition of Alcatel-Lucent, which may delay the utilization of the tax attributes in Finland.

At June 30, 2017, Nokia had unrecognized deferred tax assets of approximately EUR 6 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 5 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At June 30, 2017, Nokia had deferred tax liabilities of EUR 0.4 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2016.

	Carrying amounts
EURm	Amortized	Fair value				Fair
At June 30, 2017	cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	161	35	154	599	949	949
Other non-current financial assets	146	0	104	0	250	225
Other current financial assets including derivatives	66	0	343	0	409	409
Accounts receivable	6 401	0	0	0	6 401	6 401
Available-for-sale investments, liquid assets	0	0	1 270	0	1 270	1 270
Cash and cash equivalents	6 647	0	0	0	6 647	6 647
Total financial assets	13 421	35	1 871	599	15 926	15 901
Long-term interest-bearing liabilities	3 577	0	0	0	3 577	3 757
Short-term interest bearing liabilities	376	0	0	0	376	376
Other financial liabilities including derivatives	166	0	244	0	410	410
Accounts payable	3 545	0	0	0	3 545	3 545
Total financial liabilities	7 664	0	244	0	7 908	8 088

	Carrying amounts
EURm	Amortized	Fair value				Fair
At December 31, 2016	cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	202	0	164	674	1 040	1 040
Other non-current financial assets	144	0	111	0	255	229
Other current financial assets including derivatives	60	0	236	0	296	296
Accounts receivable	6 972	0	0	0	6 972	6 972
Investments at fair value through profit and loss, liquid assets	0	0	327	0	327	327
Available-for-sale investments, liquid assets	0	0	1 502	0	1 502	1 502
Cash and cash equivalents	7 497	0	0	0	7 497	7 497
Total financial assets	14 875	0	2 340	674	17 889	17 863
Long-term interest-bearing liabilities	3 657	0	0	0	3 657	3 821
Short-term interest bearing liabilities	370	0	0	0	370	370
Other financial liabilities including derivatives	34	0	236	14	284	284
Accounts payable	3 781	0	0	0	3 781	3 781
Total financial liabilities	7 842	0	236	14	8 092	8 256

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities.

EURm	Level 3 Financial Assets and Liabilities

Balance at December 31, 2016	660
Net gains in income statement	49
Net losses recorded in other comprehensive income	(38)
Acquisitions through business combination	0
Purchases	28
Sales	(80)
Other movements	(20)
Balance at June 30, 2017	599

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 4 million (net gain of EUR 6 million in 2016) related to level 3 financial instruments held at June 30, 2017, was included in the profit and loss during 2017.

10. PROVISIONS, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2016	194	129	94	62	69	16	29	132	725
Acquisitions through business combinations	291	26	135	180	100	114	31	366	1 243
Translation differences	0	3	(1)	(1)	3	(1)	(1)	(5)	(3)
Reclassification	(9)	0	3	2	9	0	1	(6)	0
Charged to income statement	613	(5)	27	(4)	26	8	35	86	786
Additional provisions	638	11	34	17	29	8	52	119	908
Changes in estimates	(25)	(16)	(7)	(21)	(3)	0	(17)	(33)	(122)
Utilized during period	(237)	(22)	(50)	(67)	(16)	(11)	(12)	(155)	(570)
At June 30, 2016	852	131	208	172	191	126	83	418	2 181

At January 1, 2017	713	110	207	131	183	134	77	425	1 980
Translation differences	(9)	(6)	(6)	(3)	(7)	(10)	(2)	(14)	(57)
Reclassification (1)	0	(6)	0	0	3	0	24	4	25
Charged to income statement	205	18	43	(3)	23	13	1	37	338
Additional provisions	225	12	58	8	25	13	27	58	425
Changes in estimates	(19)	6	(14)	(11)	(2)	0	(26)	(21)	(88)
Utilized during period (2)	(241)	(4)	(44)	(18)	(37)	(10)	(23)	(48)	(425)
At June 30, 2017	668	112	201	108	164	126	77	404	1 860

(1) The reclassification to material liability consists of EUR 25 million transferred from accrued expenses to better reflect the nature of this item.

(2) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 40 million remained in accrued expenses as of June 30, 2017.

As of June 30, 2017, Nokia restructuring provision amounted to EUR 668 million including personnel and other restructuring related costs, such as real estate exit costs. The provision consists of EUR 486 million global provision related to the announcement of April 6, 2016 and EUR 181 million relating to the restructuring provisions recognized due to previously announced restructuring programs. The majority of the restructuring related outflows is expected to occur over the next two years.

The divestment-related provision relates to the sale of businesses, and includes certain liabilities where Nokia is required to indemnify the buyer. Cash outflows related to the divestment-related provision are inherently uncertain. The warranty provision relates to sold products. Cash outflows related to the warranty provision are generally expected to occur within the next 18 months. The project loss provision is based on IAS 11, Construction Contracts, and relates to onerous customer contracts. Cash outflows related to the project loss provision are generally expected to occur over the next 12 months. The litigation provision includes estimated potential future settlements for litigation. Cash outflows related to the litigation provision are inherently uncertain and generally occur over several periods. The environmental provision includes estimated costs to sufficiently clean and refurbish contaminated sites, to the extent necessary, and where necessary, continuing surveillance at sites where the environmental remediation exposure is less significant. Cash outflows related to the environmental liability are inherently uncertain and generally occur over several periods. The material liability provision relates to non-cancellable purchase commitments with suppliers. Cash outflows related to the material liability provision are expected to occur over the next 12 months. Other provisions include provisions for various contractual obligations and other obligations. Cash outflows related to other provisions are generally expected to occur over the next two years.

11. COMMITMENTS AND CONTINGENCIES, reported (unaudited)

EUR million	June 30, 2017	June 30, 2016	December 31, 2016
Collateral for own commitments
Assets pledged	5	7	5
Contingent liabilities on behalf of Group companies (1)
Guarantees issued by financial institutions	1 782	1 689	1 805
Other guarantees	751	759	794
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	0	11	11
Contingent liabilities on behalf of other companies
Financial guarantees	0	5	0
Other guarantees	31	173	135
Leasing obligations	1 014	985	1 141
Financing commitments
Customer finance commitments	546	153	223
Financing commitments to associated companies	18	0	0
Venture fund commitments	461	532	525

The amounts above represent the maximum principal amount of commitments and contingencies.

(1) In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 508 million (EUR 2 243 million at June 30, 2016 and EUR 1 608 million at December 31, 2016). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

12. RELATED PARTY TRANSACTIONS, reported (unaudited)

Significant related party transactions with associated companies, joint ventures and other entities where Nokia has significant influence include in the first six months of 2017 share of results of associated companies and joint ventures of EUR 6 million expense (EUR 4 million income in the first six months of 2016), sales to associated companies, joint ventures and other entities where Nokia has significant influence of EUR 15 million (EUR 7 million in the first six months of 2016) and purchases from associated companies and joint ventures of EUR 122 million (EUR 158 million in the first six months of 2016).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 2, “Significant accounting policies” and note 32, “Principal Group companies”, of our Annual Report for 2016.

Nokia has related party transactions with a pension fund, the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

As of June 30, 2017, the Group Leadership Team (“GLT”) was chaired by Nokia’s President and CEO, Rajeev Suri, and comprised of 15 members: the President and CEO, eight business group leaders and six unit leaders. During the second quarter, four new members were added to the GLT while one member stepped down. There have been no changes in the compensation policy for GLT members during the quarter.

13. INTEREST-BEARING LIABILITIES, reported (unaudited)

			Nominal		Carrying amount (EUR million)	Carrying amount (EUR million)	Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	(million)	Final maturity	June 30, 2017	June 30, 2016	December 31, 2016
Alcatel-Lucent S.A.	0 % OCEANE convertible Bond	EUR	0	January 2019	0	29	0
Nokia Corporation	6.75 % Senior Notes(1)	EUR	231	February 2019	245	534	527
Nokia Corporation	5.375 % Senior Notes(2)	USD	581	May 2019	517	936	961
Alcatel-Lucent S.A.	0.125 % OCEANE convertible Bond	EUR	0	January 2020	0	21	0
Nokia Corporation	1.00 % Senior Notes(1)	EUR	500	March 2021	498	0	0
Nokia Corporation	3.375 % Senior Notes(2)	USD	500	June 2022	431	0	0
Nokia Corporation	2.00 % Senior Notes (1)	EUR	750	March 2024	743	0	0
Nokia Corporation	4.375 % Senior Notes(2)	USD	500	June 2027	428	0	0
Alcatel-Lucent USA Inc.	6.5 % Senior Notes (1), (2)	USD	74	January 2028	65	272	287
Alcatel-Lucent USA Inc.	6.45 % Senior Notes(1), (2)	USD	206	March 2029	183	1 240	1 306
Nokia Corporation	6.625 % Senior Notes	USD	500	May 2039	446	473	482
Nokia Corporation	Revolving credit facility	EUR	1579	June 2020	0	0	0
Nokia Corporation and various subsidiaries	Other liabilities (3)				397	405	464
Total					3 953	3 910	4 027

(1) In March 2017 Nokia issued EUR 500 million 1.00% Senior Notes due 2021 and EUR 750 million 2.00% Senior Notes due 2024 under our 5 billion Euro Medium-Term Note Programme. The proceeds of the new notes were used to redeem (nominal amounts) EUR 269 million of the 2019 Euro Notes, USD 86 million of the 2028 USD Notes and USD 401 million of the 2029 USD Notes and for general corporate purposes.

(2) In June 2017, Nokia issued USD 500 million 3.375% Senior Notes due 2022 and USD 500 million 4.375% Senior Notes due 2027 under U.S. Securities Act of 1933, as amended. The proceeds of the new notes were used to redeem (nominal amounts) USD 419 million of the 2019 USD notes, USD 140 million of the 2028 USD Notes and USD 753 million of 2029 USD Notes and for general corporate purposes.

(3) This line includes liabilities related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) of EUR 62 million (EUR 132 million June 30, 2016 and EUR 132 million December 31, 2016) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

All Nokia borrowings are senior unsecured and have no financial covenants.

14. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

EUR million	Q2’17	Q2’16	Q1’17	Q1-Q2’17	Q1-Q2’16
Adjustments for (1)
Depreciation and amortization	407	411	404	811	817
Share-based payment	10	25	17	27	40
Impairment charges	17	26	7	24	31
Restructuring charges	155	599	50	205	613
Profit on sale of property, plant and equipment and available-for-sale investments	(23)	(54)	(23)	(46)	(66)
Transfer from hedging reserve to income statement	0	(7)	0	0	5
Share of results of associated companies and joint ventures	(3)	(2)	9	6	(4)
Financial income and expenses	181	82	108	289	123
Income tax expense/(benefit)	171	(65)	156	327	(162)
Gain on the sale of businesses	1	(7)	(1)	0	(14)
Other income and expenses	(10)	11	14	4	18
Total	906	1 019	741	1 647	1 401
Change in net working capital
Decrease in short-term receivables	146	222	237	383	186
(Increase)/decrease in inventories	(139)	(97)	(386)	(525)	190
Increase/(decrease) in interest-free short-term liabilities	1 006	(919)	(395)	611	(2 142)
Total	1 013	(794)	(544)	469	(1 766)

(1) Adjustments for continuing and discontinued operations.

Net cash and other liquid assets

	June 30, 2017	June 30, 2016	March 31, 2017	December 31, 2016
Investments at fair value through profit and loss, liquid assets	0	747	337	327
Available-for-sale investments, liquid assets	1 270	1 791	1 496	1 502
Cash and cash equivalents	6 647	8 449	6 987	7 497
Total cash and other liquid assets	7 917	10 987	8 820	9 327

Long-term interest-bearing liabilities	3 577	3 593	4 106	3 657
Short-term interest-bearing liabilities	376	318	306	371
Interest-bearing liabilities	3 953	3 910	4 412	4 027

Net cash and other liquid assets	3 964	7 077	4 409	5 299

15. SUBSEQUENT EVENTS, reported (unaudited)

Nokia Shanghai Bell
On May 18, 2017, Nokia announced the signing of definitive agreements by Nokia and the China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) for the proposed integration of Alcatel-Lucent Shanghai Bell Co. Ltd. and Nokia’s China business into a new joint venture branded as Nokia Shanghai Bell (“NSB”). On July 3, 2017, Nokia and China Huaxin announced the closing of the transaction and the official start of NSB operations. The definitive agreements provide for NSB to acquire Nokia China’s business and subsidiaries in exchange for a cash payment. As the transfer of the Nokia China business represents a transaction between two Nokia Group subsidiaries, any gains or losses that arise from the transaction will be fully eliminated within Nokia’s consolidated financial statements. Further, the transfer of cash from the NSB to the wholly-owned parent entity of the Nokia China business will have no impact on the cash or net cash balances in Nokia Group’s consolidated financial statements.

Nokia will own 50% plus one share of NSB, with China Huaxin owning the remainder, and the new joint venture will have one board of directors and one management team. The definitive agreements also provide China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. As a result, Nokia will derecognise the non-controlling interest balance related to NSB partly offset by the recognition of a related financial liability. As of June 30, 2017, the non-controlling interest balance related to NSB amounted to EUR 768 million. Derecognition of the non-controlling interest related to NSB will be partly offset by the recognition of a related financial liability with the difference recorded within equity as a transaction with the non-controlling interest. In addition, the definitive agreements also provide Nokia with the right to buy China Huaxin’s ownership interest in NSB in the future.

The financial liability will be measured based on the present value of the expected future cash settlement paid to acquire the non-controlling interest in NSB and will be adjusted to reflect changes in estimates of the future cash settlement. As such, the present value discount on the financial liability will be accreted through interest expense and changes in the estimated future cash settlement will be recorded within financial income and expense.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel-Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel-Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally or after the acquisition of Alcatel-Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or to the business collaboration agreement and the patent license agreement between Nokia and Apple announced on May 23, 2017, including income to be received under any collaboration or partnership or agreement; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on July 26, 2017.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its third quarter 2017 results on October 26, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal